Exhibit 99.2

GLASS HOUSE BRANDS INC.

May 20, 2024

Dear shareholders of Glass House Brands Inc.:

On behalf of the directors and management team of Glass House Brands Inc. (the "Company"), we are pleased to invite you to attend the Company's annual general and special meeting of the shareholders (the "Meeting"), to be held at 11:00 a.m. (Pacific Time) on June 21, 2024 at 645 Laguna Road, Camarillo, California, 93012.

At the Meeting, the holders of subordinate voting shares, restricted voting shares, limited voting shares and multiple voting shares (the "Shareholders") will be asked to receive the audited annual financial statements of the Company for the year ended December 31, 2023, together with the report of the auditor thereon, elect the directors for the ensuing year (the "Directors"), which vote shall exclude holders of limited voting shares, re-appoint Macias Gini & O'Connell LLP as the auditor of the Company and to authorize the Directors to fix the auditor's remuneration, and to consider and, if deemed advisable, adopt an ordinary resolution for the purpose of renewing, for a further three years, all unallocated options, rights and other entitlements issuable pursuant to the Company's Equity Incentive Plan.

As a valued Shareholder, your views and involvement in the Company are important to us. At the Meeting, you will have the opportunity to ask questions of all C-Suite team members along with at least some members of the Directors and to vote on the Meeting matters.

Your vote matters. You may exercise it by completing the proxy form or voting instruction form or by attending the Meeting. The accompanying management information circular describes the business to be conducted at the Meeting, important additional information and detailed instructions on voting and participation at the Meeting, and the Company's governance practices.

Tours of the 5.5 million square foot facility will be given and opportunities to purchase the Company's products at a discount will be available.

Thank you for your investment and we look forward to connecting with you at the Meeting.

Sincerely,

(Signed) "Kyle Kazan"

Kyle Kazan

Co-Founder, Chairman & CEO

GLASS HOUSE BRANDS INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

JUNE 21, 2024

TO THE SHAREHOLDERS OF GLASS HOUSE BRANDS INC.

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the "Meeting") of the holders ("Shareholders") of subordinate voting shares (the "Subordinate Voting Shares"), restricted voting shares (the "Restricted Voting Shares"), limited voting shares ("Limited Voting Shares", together with the Subordinate Voting Shares and the Restricted Voting Shares, the "Equity Shares") and multiple voting shares (the "Multiple Voting Shares", together with the Equity Shares, the "Company Shares") of Glass House Brands Inc. (the "Company") will be held at 11:00 a.m. (Pacific Time) on June 21, 2024 at 645 Laguna Road, Camarillo, California, 93012 for the following purposes:

1.	to receive the audited annual financial statements of the Company for the year ended December 31, 2023, together with the report of the auditor thereon (the "Annual Financial Statements");

2.	for all Shareholders other than holders of Limited Voting Shares, to elect directors of the Company for the ensuing year. For more information, see "Business to be Transacted at the Meeting – Election of Directors" in the Company's management information circular dated May 20, 2024 (the "Information Circular");

3.	to re-appoint the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor. For more information, see "Business to be Transacted at the Meeting – Appointment of Auditor" in the Information Circular;

4.	to consider and, if deemed advisable, pass an ordinary resolution, the full text of which is set forth in the Information Circular, approving, ratifying and confirming renewal of the Company's Equity Incentive Plan (as defined in the Information Circular) and approving the unallocated options, rights and other entitlements issuable thereunder; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders should refer to the Information Circular for more detailed information with respect to the matters to be considered at the Meeting. The Information Circular and other Meeting materials also contain important information with respect to voting your Company Shares and attending and participating at the Meeting.

The Company is using the notice-and-access system ("Notice-and-Access") under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations to distribute this Notice of Meeting and the Information Circular to Shareholders, as well as the Annual Financial Statements and accompanying management's discussion and analysis thereon. Notice-and- Access allows the Company to post electronic versions of its proxy- related materials on SEDAR+ and on the Company's website, rather than mailing paper copies to Shareholders. This alternative means of distribution of the Company's proxy-related materials is more environmentally friendly by reducing paper use, and also reduces printing and mailing costs of the Company. Note that Shareholders still have the right to request paper copies of the proxy-related materials posted online by the Company under Notice-and-Access if they so choose.

The proxy- related materials are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company's website at https://ir.glasshousebrands.com/agm/. As noted above, the Company will provide to any Shareholder, free of charge, a paper copy of the Information Circular upon request to the Company's transfer agent, at 1-888-290-1175 (toll-free), up to one year from the date the Information Circular is filed on SEDAR+. Shareholders who wish to receive a paper copy of the Information Circular in advance of the Meeting should make such request to the Company by no later than June 7, 2024, in order to allow reasonable time to receive and review the Information Circular prior to the proxy deadline of 11:00 a.m. (Pacific Time) on June 19, 2024. The Information Circular will be sent to Shareholders within three (3) business days of their request if such request is made prior to the date of the Meeting. Following the Meeting, the Information Circular will be sent to such Shareholders within 10 days of their request.

Shareholders will receive a paper copy of a notice package (the "Notice Package") under Notice-and-Access via pre-paid mail containing: (i) a notification regarding the Company's use of Notice-and-Access and how the proxy-related materials may be obtained, (ii) a form of proxy (if you are a Shareholder who holds your Company Shares in your own name and have a share certificate or direct registration system (DRS) statement (a "Registered Shareholder")) or a voting instruction form (if you are a Beneficial Shareholder, as defined below), and (iii) a supplemental mailing list return card to elect to receive paper copies of the Company's financial statements and management's discussion and analysis for future financial statements and management's discussion and analysis if you so choose.

Shareholders who hold their Company Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary ("Beneficial Shareholders") who have not duly appointed themselves as proxyholder will be able to attend as a guest but will not be able to participate or vote at the Meeting.

If you are a Registered Shareholder and are unable to attend the Meeting, please exercise your right to vote by dating, signing and returning the form of proxy contained in the Notice Package to Odyssey Trust Company ("Odyssey"), the transfer agent of the Company. To be valid, completed proxy forms must be dated, completed, signed and deposited with Odyssey by mail to: Odyssey Trust Company, Attention: Proxy Department, 67 Yonge Street, Suite 702, Toronto, Ontario M5E 1J8. You may also vote through the internet by going to https://login.odysseytrust.com/pxlogin and enter the 12 digit control number found on the form of proxy. Your proxy or voting instructions must be received in each case no later than 11:00 a.m. (Pacific Time) on June 19, 2024 or two business days preceding the date of any adjournment or postponement (excluding Saturdays, Sundays and holidays). If you are unable to attend the Meeting, we encourage you to complete the form of proxy contained in the Notice Package as soon as possible. If a Shareholder received more than one form of proxy because such holder owns Company Shares registered in different names or addresses, each form of proxy should be completed and returned. The Chairman of the Meeting shall have the discretion to waive or extend the proxy deadline without notice.

A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form.

If you are a Beneficial Shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in the Notice Package in accordance with the instructions provided to you by your broker or by the other intermediary.

The board of directors of the Company has fixed May 7, 2024 as the record date for notice of and for voting at the Meeting. Shareholders of record at the close of business on May 7, 2024 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof on the basis of one vote for each Equity Share held (other than Limited Voting Shares, which are entitled to one vote for each Limited Voting Share held on all matters other than in respect of the election for directors of the board of directors) and 50 votes for each Multiple Voting Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Company Shares subsequent to May 7, 2024, and (ii) the transferee of those Company Shares produces properly endorsed share certificates, or otherwise establishes that he, she or it owns the Company Shares and demands, not later than 10 days before the Meeting, that his, her or its name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Company Shares at the Meeting. The transfer books will not be closed.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Kyle Kazan"

Kyle Kazan

Co-Founder, Chairman & CEO

May 20, 2024

TABLE OF CONTENTS

NOTICE-AND-ACCESS	1

APPOINTMENT AND REVOCATION OF PROXIES	2

ADVICE TO BENEFICIAL HOLDERS OF COMPANY SHARES	2

VOTING OF PROXIES	3

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON	4

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	4
Principal Holders of Voting Securities	5

BUSINESS TO BE TRANSACTED AT THE MEETING	5
Receive the Financial Statements	5
Election of Directors	6
Biographies	7
Corporate Cease Trade Orders or Bankruptcies	9
Appointment of Auditor	9
Renewal of Equity Incentive Plan	10
Consideration of Other Business	11

STATEMENT OF EXECUTIVE COMPENSATION	11
Compensation Discussion and Analysis	11
Performance Graph	14
Summary Compensation Table	15
Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards	16
Incentive Plan Awards – Value Vested or Earned During the Year	17
Pension Plan Benefits	17
Termination and Change of Control Benefits	17
Director Compensation	19
Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards	21
Incentive Plan Awards – Value Vested or Earned During the Year	22

SECURITY BASED COMPENSATION PLANS	23
Summary of the Equity Incentive Plan	23
Securities Authorized For Issuance Under Equity Compensation Plans	28

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	28

CORPORATE GOVERNANCE AND AUDIT COMMITTEE DISCLOSURE	28

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	28

OTHER BUSINESS	29

ADDITIONAL INFORMATION	29

SCHEDULE "A" STATEMENT OF CORPORATE GOVERNANCE PRACTICES	A-1

APPENDIX 1 TO SCHEDULE "A" GLASS HOUSE BRANDS INC. CHARTER OF THE BOARD OF DIRECTORS	A-7

SCHEDULE "B" EQUITY INCENTIVE PLAN	B-1

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GLASS HOUSE BRANDS INC. INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

JUNE 21, 2024

PURPOSE OF SOLICITATION

This information circular ("Information Circular") is furnished in connection with the solicitation of proxies by the management of Glass House Brands Inc. (the "Company" or "Glass House") for use at the annual general and special meeting (the "Meeting") of the holders ("Shareholders") of subordinate voting shares (the "Subordinate Voting Shares"), restricted voting shares (the "Restricted Voting Shares"), limited voting shares (the "Limited Voting Shares", together with the Subordinate Voting Shares and Restricted Voting Shares, the "Equity Shares") and multiple voting shares (the "Multiple Voting Shares", together with the Equity Shares, the "Company Shares") of the Company.

The Meeting will be held at 11:00 a.m. (Pacific Time) on June 21, 2024 at 645 Laguna Road, Camarillo, California, 93012 and at any adjournments or postponements thereof for the purposes set forth in the Notice of Annual General and Special Meeting of Shareholders (the "Notice of Meeting") accompanying this Information Circular. Information contained herein is given as of May 7, 2024 unless otherwise specifically stated.

Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile, email or in person by directors, officers and employees of the Company who will not be additionally compensated therefor. The costs of soliciting proxies will be borne by the Company.

NOTICE-AND-ACCESS

The Company is using the Notice-and-Access system under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and National Instrument 51-102 Continuous Disclosure Obligations to distribute its proxy-related materials to Shareholders.

Under Notice-and-Access, rather than the Company mailing paper copies of the proxy-related materials and Annual Financial Statements and related management's discussion and analysis to Shareholders, the materials can be accessed online under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company's website at https://ir.glasshousebrands.com/agm/. The Company has adopted this alternative means of delivery for its proxy-related materials in order to reduce paper use and printing and mailing costs.

Shareholders will receive a paper copy of a notice package (the "Notice Package") under Notice-and-Access via pre-paid mail containing: (i) a notification regarding the Company's use of Notice-and-Access and how the proxy-related materials may be obtained, (ii) a form of proxy (if you are a Registered Shareholder, as defined below) or a voting instruction form (if you are a Beneficial Shareholder, as defined below), and (iii) a supplemental mailing list return card to elect to receive paper copies of the Company's financial statements and management's discussion and analysis for future financial statements.

Shareholders will not receive a paper copy of the Information Circular unless they contact the Company's transfer agent, toll free, at 1-888-290-1175. For Shareholders who wish to receive a paper copy of the Information Circular in advance of the voting deadline for the Meeting, requests must be received no later than June 7, 2024.

Shareholders with questions about Notice-and-Access may contact the Company's transfer agent, Odyssey Trust Company ("Odyssey") at 1-888-290-1175.

APPOINTMENT AND REVOCATION OF PROXIES

The information in this section applies to Shareholders who hold Company Shares registered in their own name and have a share certificate or direct registration system (DRS) statement (a "Registered Shareholder"). As a Registered Shareholder, you are identified on the share register maintained by Odyssey, the Company's register and transfer agent, as being a Shareholder.

Enclosed in the Notice Package is a form of proxy or voting instruction form for use at the Meeting. The persons named in the form of proxy or voting instruction form are directors and/or officers of the Company. Registered Shareholders have the right to appoint a person or company to represent them at the Meeting other than the persons named in the form of proxy. A Registered Shareholder submitting a proxy who wishes to appoint a person other than the management nominees identified on the form of proxy, to represent him, her or it at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy and following the instructions for submitting such form of proxy.

A Registered Shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by an instrument in writing executed by the Registered Shareholder or by his, her or its attorney authorized in writing or, if the Registered Shareholder is a corporation, executed by a duly authorized officer or attorney thereof and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used or with the chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMPANY SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Company Shares in their own name. Shareholders who do not hold their Company Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting. If Company Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Company Shares will not be registered in the Shareholder's name on the records of the Company. Such Company Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker (an "Intermediary"). In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Company Shares held by Intermediaries or their agents or nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries and their agents and nominees are prohibited from voting Company Shares for the Intermediary's clients. Therefore, Beneficial Shareholders should contact their broker or other Intermediary as soon as practicable to ensure that instructions respecting the voting of their Company Shares are communicated to the appropriate person.

Beneficial Shareholders fall into two categories-those who object to their identity being known to the issuers of the securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs.

The Company is not sending the proxy-related materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of the Notice Package using Notice-and-Access to the Intermediaries for distribution to NOBOs. If you are a NOBO and the Company or its agent has sent the Notice Package directly to you, your name, address and information about your holdings of Company Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Company Shares on your behalf.

The Company's OBOs can expect to be contacted by their Intermediary. The Company does not intend to pay for Intermediaries to deliver the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to OBOs and it is the responsibility of such Intermediaries to ensure delivery of the Meeting materials to their OBOs. The OBO will not receive the proxy-related materials unless the OBO's Intermediary assumes the cost of delivery.

Applicable regulatory policy requires Intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every Intermediary or broker has its own procedures for distributing proxy-related materials and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Company Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to Registered Shareholders; however, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. (" Broadridge"). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or visit www.proxyvote.com to vote the Company Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Company Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Company Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Company Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Company Shares registered in the name of his, her or its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for a Registered Shareholder and vote the Company Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Company Shares as proxyholder for a Registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING OF PROXIES

If you are a Registered Shareholder and are unable to attend the Meeting, please exercise your right to vote by dating, signing and returning the form of proxy contained in the Notice Package to Odyssey, the transfer agent of the Company. To be valid, completed proxy forms must be dated, completed, signed and deposited with Odyssey by mail to: Odyssey Trust Company, Attention: Proxy Department, 67 Yonge Street, Suite 702, Toronto, Ontario M5E 1J8. You may also vote through the internet by going to https://login.odysseytrust.com/pxlogin and enter the 12 digit control number found on the form of proxy. Your proxy or voting instructions must be received in each case no later than 11:00 a.m. (Pacific Time) on June 19, 2024 or two business days preceding the date of any adjournment or postponement (excluding Saturdays, Sundays and holidays). If you are unable to attend the Meeting, we encourage you to complete the form of proxy contained in the Notice Package as soon as possible. If a Shareholder received more than one form of proxy because such holder owns Company Shares registered in different names or addresses, each form of proxy should be completed and returned. The Chairman of the Meeting shall have the discretion to waive or extend the proxy deadline without notice.

All Company Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy in the Notice Package, the Company Shares represented by the proxy will be voted in accordance with such instructions, with the exception of Limited Voting Shares, which will not be voted in respect of the election for directors of the board of directors. In the absence of any such instructions, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon.

The form of proxy contained in the Notice Package confers discretionary authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly comes before the Meeting, then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment.

As of the date of this Information Circular, the management of the Company knew of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

Legal Proxy – U.S. Beneficial Shareholders

If you are a Beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Odyssey.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Except as disclosed in this Information Circular, management of the Company is not aware of any material interest of any director or executive officer or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Company (the "Board") has fixed May 7, 2024 as the record date for notice of and for voting at the Meeting (the "Record Date"). Shareholders at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote thereat or at any adjournments or postponements thereof on the basis of one vote for each Equity Share held (other than Limited Voting Shares in respect of the election for directors of the board of directors) and 50 votes for each Multiple Voting Share held, except to the extent that: (i) a Registered Shareholder has transferred the ownership of any Company Shares subsequent to the Record Date; and (ii) the transferee of those Company Shares produces properly endorsed share certificates, or otherwise establishes that he, she or it owns the Company Shares and demands, not later than 10 days before the Meeting, that his, her or its name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Company Shares at the Meeting. The transfer books will not be closed. A quorum for the transaction of business at the Meeting is present if two Shareholders who are present in person or represented by proxy and who represent at least 25% of the applicable class or series of shares (and, for greater certainty, where more than one class or series of shares are voting together as is the case at this Meeting, at least 25% of the total issued and outstanding shares of such classes or series) are present.

The authorized capital of the Company is comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) preferred shares, issuable in series with such terms as are determined by the Board from time to time ("Preferred Shares"). As of the Record Date, there were 62,631,404 Equity Shares, 4,754,979 Multiple Voting Shares and no Preferred Shares outstanding.

The Equity Shares are "restricted securities" or "restricted shares", as applicable, within the meaning of such term under applicable Canadian securities laws as (i) there is another class of Company Shares (namely, the Multiple Voting Shares) that carries a disproportionate vote per share relative to each class of Equity Shares, and (ii) the share terms of the Limited Voting Shares contain provisions that nullify certain of the voting rights attributable to the Limited Voting Shares (i.e., the Limited Voting Shares do not have votes in respect of the election of directors of the Company). The Company previously applied for and was granted exemptive relief from, among other applicable securities legislation, the requirements under Part 10 of NI 51-102 Continuous Disclosure Obligations, and from the requirements under Part 2 of OSC Rule 56-501 Restricted Shares, relating to the use of restricted share terms. The relief was granted pursuant to an order dated June 29, 2021 (the "Relief Order").

As of the Record Date, the Equity Shares represent approximately 20.9% of the voting rights attached to outstanding voting securities of the Company and the Multiple Voting Shares represent approximately 79.1% of the voting rights attached to outstanding voting securities of the Company.

Principal Holders of Voting Securities

The following table sets out the information regarding ownership of Company Shares owned by each person who, to the knowledge of the directors and executive officers of the Company, beneficially owns, controls, or directs, indirectly or directly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company (with the Equity Shares being deemed to be one class pursuant to the terms of the Relief Order) as of the Record Date.

				Percentage of Votes
	Number and Type of		Percentage of Issued and	Attaching to all
Name	Shares	Type of Ownership	Outstanding Shares(1)(2)	Company Shares(2)
Kyle Kazan	2,025,244 Multiple	Direct and Indirect	42.6% of the Multiple	34.3%
	Voting Shares		Voting Shares
	1,756,343 Equity Shares		2.8% of the Equity Shares
Graham Farrar	1,321,087 Multiple	Direct and Indirect	27.8% of the Multiple	22.4%
	Voting Shares		Voting Shares
	1,146,723 Equity Shares		1.8% of the Equity Shares
Jamie Rosenwald	819,406 Multiple Voting	Direct and Indirect	17.2% of the Multiple	14.6%
	Shares		Voting Shares
	2,735,085 Equity Shares		4.4% of the Equity Shares
Jocelyn Rosenwald	564,523 Multiple Voting	Direct and Indirect	11.9% of the Multiple	9.6%
	Shares		Voting Shares
	548,087 Equity Shares		0.9% of the Equity Shares
Mercer Park L.P.	8,323,374 Equity Shares	Direct	13.3% of the Equity	2.8%
			Shares
Cornelius Houweling	6,500,000 Equity Shares	Direct	10.4% of the Equity	2.2%
			Shares

Notes:

(1)	Represents the beneficial ownership percentage of the applicable class of shares.

(2)	Total voting percentages differ from beneficial ownership percentages because the Multiple Voting Shares carry 50 votes per share compared to one vote per share for Equity Shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

The following items of business will be transacted at the Meeting. All resolutions that the Shareholders will be asked to vote upon at the Meeting in connection with seeking approval of such items of business, must be passed by a simple majority of the votes cast by Shareholders at the Meeting, in person or by proxy.

Receive the Financial Statements

The audited financial statements of the Company for the financial year ended December 31, 2023 and the report of the auditor thereon will be received at the Meeting. The financial statements are available on SEDAR+ at www.sedarplus.ca and are posted on the Company's website at https://ir.glasshousebrands.com/agm/.

Election of Directors

The term of office for each director is from the date of the Meeting at which he or she is elected until the next following annual meeting or until his or her successor is elected or appointed, unless they resign or are removed by the Shareholders prior thereto. At the Meeting, a board of eight directors will be proposed for election, and Shareholders will be asked to approve the election of each such director. Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected. Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Company will be voted "FOR" the election of each of the proposed nominees as directors of the Company to hold office until the next annual meeting of Shareholders. As the Company is currently majority controlled by its founders who hold 100% of the Multiple Voting Shares (in addition to Equity Shares), it is exempt from having to adopt a majority voting policy under the rules of Cboe Canada (as defined herein). However, notwithstanding the foregoing, the Company follows a majority voting approach for the election of its directors such that, in order to be effective, the election of each individual director must be approved by a majority of votes (at least 50% plus one) cast by Shareholders who vote in person or by proxy at the Meeting.

The Articles contain an advance notice provision pertaining to the Shareholders (who meet the necessary qualifications outlined in the Articles) seeking to nominate candidates for election as directors at any annual meeting of the Shareholders, or for any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors (the "Advance Notice Provisions"). Pursuant to the Advance Notice Provisions, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Provisions no later than the close of business on May 22, 2024, being 30 days prior to the date of the Meeting.

The following table sets forth certain information regarding the nominees, their respective positions with the Company, present principal occupations, the period(s) during which they have served as a director of the Company and the approximate number of Equity Shares, Multiple Voting Shares and/or exchangeable shares in the capital of the Company's subsidiary MPB Acquisition Corp.(1) (the "Exchangeable Shares"), beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of the Record Date.

Company Shares and Exchangeable
Shares(1) Beneficially Owned
	Position held with			Directly or Indirectly or over which
Name and Residence	the Company	Director Since	Principal Occupation	Control or Direction is Exercised(5)
Kyle Kazan(2)	Chairman, CEO and	June 29, 2021	Chief Executive Officer, GH	1,756,343 Equity Shares
California, United States	Director		Group, Inc. ("GH Group")	2,025,244 Multiple Voting Shares
2,166,863 Exchangeable Shares
Graham Farrar(2)	President and	June 29, 2021	President, GH Group	1,146,723 Equity Shares
California, United States	Director			1,321,087 Multiple Voting Shares
306,563 Exchangeable Shares
Robert ("Jamie")	Director	June 29, 2021	Chief Business Development	874,799 Equity Shares
Mendola(4)			Officer and Head of National
California, United States			Wholesale and Purchasing at
AYR Wellness
Humble Lukanga(3)	Director	June 29, 2021	Chief Executive Officer and	52,598 Equity Shares
California, United States			Founder, Life Line Financial	1,415 Exchangeable Shares
Group
Jocelyn Rosenwald(3)	Director	June 29, 2021	Director of Acquisitions and	548,087 Equity Shares
California, United States			Asset Management, Beach	564,523 Multiple Voting Shares
Front Property Management
George Raveling(4)	Director	June 29, 2021	Self-Employed Consultant,	41,528 Equity Shares
California, United States			Coaching for Success
Yelena Katchko(3)(4)	Director	November 7,	Partner, Katchko, Vitiello &	4,823 Equity Shares
California, United States		2023	Karikomi, PC
John Nichols, Jr.	Director	May 20, 2024	Insurance and Reinsurance	Nil
Executive (Retired)

Notes:

(1)	The voting securities of MPB Acquisition Corp. consist of Class A common shares and the Exchangeable Shares. As of the Record Date, the Company holds all of the Class A common shares of MPB Acquisition Corp., entitling the Company to approximately 72.65% of the votes attached to all voting securities of MPB Acquisition Corp., and the holders of Exchangeable Shares are entitled to the remaining 27.35% of the votes attached to the voting securities of MPB Acquisition Corp. The Exchangeable Shares entitle the holders thereof to rights that are comparable (without taking into account tax consequences) to those rights attaching to the Equity Shares, except that the aggregate voting power of the Exchangeable Shares will not exceed 49.9% of the total voting power of all classes of shares of MPB Acquisition Corp. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for Equity Shares, at the option of the holder, subject to certain contractual lockup restrictions. Until a holder's Exchangeable Shares are exchanged for the applicable Equity Shares, holders of Exchangeable Shares do not have the right to vote at the Company's shareholder meetings; they only have voting rights in MPB Acquisition Corp. Readers are referred to the Company's Annual Information Form dated April 1, 2024 for further information concerning the Exchangeable Shares, available on SEDAR+ at www.sedarplus.ca.

(2)	Messrs. Kazan and Farrar and their respective affiliates hold securities of the Company carrying 10% or more of the voting rights attached to all voting securities of the Company, please see "Voting Securities and Principal Holders Thereof – Principal Holders of Voting Securities".

(3)	Member of the Audit Committee of the Board (the "Audit Committee"). Ms. Rosenwald is the Chair of the Audit Committee.

(4)	Member of the Compensation, Nomination and Corporate Governance Committee of the Board (the "CN&CG Committee"). Mr. Mendola is the Chair of the CN&CG Committee.

(5)	The information as to the number of Company Shares beneficially owned or over which control or direction is exercised has been furnished by the respective nominee.

Biographies

The following are brief profiles of the proposed directors of the Company.

Kyle Kazan, Co-Founder, Chairman and Chief Executive Officer

Kyle Kazan is a seasoned investor and manager of private equity with almost three decades of domestic and international experience in repositioning troubled and mismanaged assets. He has a track record of growing de novo companies to industry leadership in the fields of fund/asset management, property management and insurance. In 1991, Mr. Kazan began investing in real estate, eventually launching many private equity funds comprised of institutional investors, family offices and high net worth individuals. During his career, he has owned and/or managed more than $6 Billion in real estate assets. He also served on the boards of multiple international investment and hedge funds before pivoting in 2016 to the regulated cannabis industry, where he closed four funds and consolidated them to form the Company. Since his early service as a special education teacher and law enforcement officer, Mr. Kazan has been a vocal advocate for police reform and ending the War on Drugs and its injustices, speaking on behalf of Law Enforcement Against Prohibition ( http://LEAP.cc) and appearing in many media outlets ranging from CNN to Fox. He currently serves on the Board of Directors of Mission Green (https://www. theweldonproject.org/missiongreen) which is part of the Weldon Project whose mission is to gain the release of all non-violent cannabis prisoners. Mr. Kazan is a frequent guest professor at NYU Stern School of Business, USC Marshall Business School, and UCLA Anderson School of Management, and is a graduate of the University of Southern California, where he played varsity basketball for Hall of Fame Coach George Raveling.

Graham Farrar, Director and President

Graham Farrar is a serial entrepreneur who began his career as part of the original team at Software.com, taking the company public in 1999. Shortly thereafter, he served on the board of Seacology and was part of the founding team at Sonos, where he was involved with product design, development, sales, and customer support. After Sonos, Mr. Farrar served as a board member for Heal the Ocean, was a founder and partner of e-book publishers iStoryTime Inc. and zuuka, and founded a Santa Barbara luxury rental company. He first ventured into the regulated cannabis industry by founding Elite Garden Wholesale, an agriculture technology company focused on developing products for the hydroponics industry.

Jamie Mendola, Director

Jamie Mendola is the Chief Business Development Officer and Head of National Wholesale and Purchasing at AYR Wellness, which is a multi-state operator in the cannabis industry. He is also a co-founder of Mercer Park Brand Acquisition Corp., the sponsor of the SPAC transaction with Glass House Brands. Prior to joining AYR's founding management team, Jamie was the Founder and CEO of Pacific Grove Capital, a long- short hedge fund which also launched one of the earliest dedicated SPAC funds in the United States. Mr. Mendola was also a former partner at Scout Capital, a multi-billion dollar hedge fund and had previous experience at J.P. Morgan, JLL Partners and Watershed Capital. Jamie also previously served on the Board of Directors of Monaker Group, a travel technology platform, prior to its sale to a strategic acquirer. He served on the Nominating and Governance Committee and was the Head of the Compensation Committee. Mr. Mendola has a B.S. from Binghamton University and M.B.A. from the Stanford Graduate School of Business.

Humble Lukanga, Director

Humble Lukanga is the Founder and CEO of LifeLine Financial Group, a premier business and wealth management firm serving world-class performers in sports, entertainment, and business. Born in the small village of Masaka, Uganda, where he endured genocide, famine, and extreme poverty, Humble and his family were granted political asylum in the U.S. when he was 11 years old, an event he calls, "the biggest blessing of my life." Humble earned his B.A and M.B.A. from the University of New Mexico, is a Certified Financial Planner (CFP®) and has a Personal Finance Planning degree from UCLA. Mr. Lukanga was named to The Hollywood Reporter's Top Business Managers list for 4 years running. His work and life story has been covered by The New York Times, ESPN, The Washington Post and The Hollywood Reporter. Humble currently sits on the board of the Africa-America Institute, a non-profit founded in 1953, that works to strengthen the bond between Africa and America through education, training, and dialogue. He also sits on the Board of Trustees of the University of New Mexico. Humble is passionate about social entrepreneurship, financial literacy, and philanthropy with a dedicated focus on the orphaned children of Uganda. An ambassador of hope, Humble has defied the odds in his journey and continues to inspire along the way.

Jocelyn Rosenwald, Director

Jocelyn Rosenwald began her career as a Teach For America Corps member in New York City. In 2011, she became a founding teacher at KIPP Star Elementary School and quickly became a teacher leader. She began her career in real estate investment in 2013 with Beach Front Properties LLC and managed a $500 million portfolio of value- add real estate investments. In November of 2016, Ms. Rosenwald began supervising the operations of 4 funds in the regulated cannabis industry which would eventually be consolidated to form the Company. She holds a B.A. from the University of Pennsylvania, an M.A. in Education from Hunter College, and an M.B.A. from UCLA Anderson School of Business.

George Raveling, Director

George Raveling was the first African American basketball coach in the Pac-8 (now Pac-12), the head coach at Washington State University, University of Iowa and USC, and the assistant coach of the medal-winning 1984 and 1988 U.S. Olympic teams. He was also a former Director of International Basketball at Nike and a former commentator for Fox Sports and CBS. Mr. Raveling was inducted into Naismith Memorial Basketball Hall of Fame, National Collegiate Hall of Fame, and was a recipient of John W. Bunn Lifetime Achievement Award. He is the author of two books and is a co-founder of The Daily Coach. George has a B.S. in Economics from Villanova University, where he is also inducted into the Villanova Hall of Fame.

Yelena Katchko, Director

Yelena Katchko is an attorney and a founding partner of Katchko, Vitiello & Karikomi, PC, a well-regarded law firm located in Los Angeles, California with an authentic deep-rooted presence in the local cannabis industry. At the helm of KVK's cannabis practice group, Yelena handles intricate transactional, commercial, licensing and regulatory compliance matters within the cannabis sphere. Ms. Katchko began representing medicinal cannabis clients in the City of Los Angeles in 2010 and has become one of the industry's most recognized names. Her experience includes involvement in shaping the Medicinal and Adult Use cannabis regulations in both the City of Los Angeles and the State of California through her expansive professional network, pro bono affiliations, local alliances and engagements in town halls. In particular, Yelena was integral to the city- wide resolution of City of Los Angeles v. 420 Grand et al. which provided a framework for Proposition D's limited immunity and, later, Measure M's priority licensure. She has developed significant experience in local government matters by being a key part of discussions with officials on the constantly changing cannabis regulatory landscape and by working closely with policymakers to advocate on behalf of her clients. In addition to her professional commitments, Yelena serves as the Vice Chair of Programming for the Los Angeles County Bar Association – Cannabis Section and as affiliate counsel for the United Cannabis Business Association (UCBA), a statewide trade association built by the leaders of the California cannabis industry.

John Nichols, Jr., Director

John Nichols, Jr. is an accomplished insurance and reinsurance executive with more than four decades of experience, who has held multiple leadership and board positions throughout his career. Most recently, Mr. Nichols served as Interim Chief Executive Officer and Chairman of the Board at Protective Insurance Company where he oversaw the acquisition of the company by Progressive Insurance Company. Prior to his work at Protective Insurance, Mr. Nichols was the CEO of Axis Reinsurance Ltd. and held various roles, including President, during a fifteen-year stint at RenaissanceRe Ventures Ltd. He currently serves on the boards of Hippo Holdings Inc., Delaware North Companies and Chelsea Avondale / Max Insurance Company, and previously served on the board of National General Insurance Company and Brit Re and Sussex Re. He holds a Bachelor of Science, with a concentration in accounting, from Babson College and was formerly a CPA between 1984 and 1998.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has been, at the date hereof or within the last 10 years: (a) a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the company being the subject of such an order; or (b) a director or executive of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Penalties or Sanctions

To the knowledge of the Company, no director or proposed director of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Appointment of Auditor

Macias Gini & O'Connell LLP is the auditor of the Company, and was first appointed auditor on June 29, 2021. At the Meeting, Shareholders will be asked to re-appoint Macias Gini & O'Connell LLP as auditor of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the directors to fix the auditor's remuneration.

Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Company will be voted "FOR" the appointment of Macias Gini & O'Connell LLP as the auditor of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the directors to fix the remuneration of the auditor.

Renewal of Equity Incentive Plan

The Company has in place a 10% evergreen equity incentive plan which was last approved by the Shareholders at a meeting held on June 2, 2021 ("Equity Incentive Plan"). The policies of Cboe Canada Inc. ("Cboe Canada", formerly known as the NEO Exchange) require listed companies to seek shareholder approval for all unallotted elements of evergreen plan every three years after adoption.

Because the Meeting is currently scheduled to be held on a date later than three years from the date the Equity Incentive Plan was last approved by the Shareholders, all unallocated entitlements will be cancelled and the Company will not be permitted to make further grants under the Equity Incentive Plan until shareholder approval is obtained.

See the section entitled "Security Based Compensation Plans" for more details on the Equity Incentive Plan.

A copy of the Equity Incentive Plan is attached here as Schedule "B".

At the meeting, the Shareholders will therefore be asked to consider and, if thought advisable, pass an ordinary resolution approving the renewal of the Company's Equity Incentive Plan and all of its unallotted options, rights or other entitlements for the next three years (the "Equity Incentive Plan Resolution"). The full text of the Equity Incentive Plan Resolution is as follows:

"Whereas Glass House Brands Inc. (the "Company") adopted effective on June 29, 2021, an equity incentive plan (the " Equity Incentive Plan") which does not have a fixed maximum number of securities issuable thereunder;

AND WHEREAS the rules of Cboe Canada provide that all unallocated entitlements under a compensation arrangement which does not have a fixed number of maximum securities issuable thereunder must be approved every three years;

BE IT RESOLVED THAT:

(a)	The renewal of the Equity Incentive Plan is hereby approved, ratified and confirmed;

(b)	All unallocated options, rights or other entitlements under the Equity Incentive Plan be and are hereby approved, ratified and confirmed, until the third anniversary of the adoption of the present resolution by the shareholders of the Company, being no later than June 21, 2027; and

(c)	Any one or more directors or officers of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may be in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, the execution of any such document or the doing of any such other act or thing by any director or officer of the Company being conclusive evidence of such determination."

If the Equity Incentive Plan Resolution is not approved by the Shareholders at the Meeting, all entitlements granted under the Equity Incentive Plan but not yet exercised will continue unaffected, however, all unallocated options, rights or other entitlements must be cancelled and the Company will not be permitted to grant further options, rights or other entitlements under the Equity Incentive Plan, until such time as Shareholder approval is obtained.

Unless otherwise directed in properly completed forms of proxy, it is the intention of individuals named in the accompanying form of proxy to vote FOR the Equity Incentive Plan Resolution. The Board has approved the Equity Incentive Plan and recommends that the Shareholders vote FOR the Equity Incentive Plan Resolution.

Consideration of Other Business

Following the conclusion of the former business to be conducted at the Meeting, we will consider such other business, if any, that may properly come before the Meeting or any adjournment(s) thereof. As at the date hereof, management of the Company is not aware of any amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting, other than those mentioned in said Notice of Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

The purpose of this Statement of Executive Compensation is to provide information about the Company's philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to each of the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO"), and the three next most highly compensated executive officers of the Company, if any, whose individual total compensation was more than C$150,000 for the year ended December 31, 2023 (collectively, the "Named Executive Officers" or "NEOs"), and to the directors of the Company. During the year ended December 31, 2023, the Named Executive Officers of the Company were Kyle Kazan, Chairman and CEO, Mark Vendetti, CFO, Graham Farrar, President, Hilal Tabsh, Chief Revenue Officer and Benjamin Vega, General Counsel and Corporate Secretary.

Unless otherwise indicated, all references to "dollars", "$" or "US$" in this section, and elsewhere in this Information Circular, refer to United States dollars which is the Company's reporting currency.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The Company operates in a dynamic and rapidly evolving market. To succeed in this environment and to achieve business and financial objectives, the Company needs to attract, retain and motivate a highly talented team of executive officers. The Company expects the team of executive officers to possess and demonstrate strong leadership and management capabilities, as well as foster the Company's company culture, which is at the foundation of its success and remains a pivotal part of its everyday operations.

The Company's executive officer compensation program is designed to achieve the following objectives:

•	provide market competitive compensation opportunities in order to attract and retain talented, high performing and experienced executive officers, whose knowledge, skills and performance are critical to the Company's success;

•	motivate the Company's executive officers to achieve the Company's business and financial objectives;

•	align the interests of the Company's executive officers with those of the Company's Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of the Company's business;

•	balance achieving short-term results and creating long-term sustainable value to Shareholders by providing incentives that encourage the Company's executive officers to take appropriate levels of risk and that enforce a strong pay for performance relationship; and

•	incentivize Earnings Before Interest Depreciation and Amortization ("EBITDA")(1) targets set by the Company for individuals with responsibility or other related functions, for example:

•	For all Company executives if EBITDA for the Company, on a consolidated basis, exceeds $55,000,000 for any three-month period then all executives will have 25% of either: (i) all of their equity incentive plan grants or (ii) the restricted stock units granted by the Company, excluding the replacement RSUs issued in exchange for the cancellation of previously held restricted stock units of GH Group on completion of the Business Combination (the "Performance RSUs"), will be accelerated.

•	Certain executives will have one or more of the following performance-based targets:

•	If EBITDA for the Company, on a consolidated basis, exceeds $25,000,000 for any three-month period certain executives will have 16.67% of either (i) all of their equity incentive plan grants or (ii) their Performance RSUs accelerated.

•	If EBITDA for the Company's consumer packaged goods business, on a consolidated basis, exceeds $23,000,000 for any three-month period certain executives will have 16.67% either (i) all of their equity incentive plan grants or (ii) their Performance RSUs accelerated.

•	If EBITDA from the Company's Camarillo facility, on a consolidated basis, exceeds $31,000,000 for any three-month period certain executives will have 16.67% of either (i) all of their equity incentive plan grants or (ii) their Performance RSUs accelerated.

•	If the Company completes seven or more mergers and acquisitions or the total acquisition consideration exceeds $100,000,000 (excluding the Company's transaction with Element 7 and the acquisition of the real estate for the Camarillo facility) certain executives will have 16.67% either (i) all of their equity incentive plan grants or (ii) their Performance RSUs accelerated.

The Company expects to establish an appropriate comparator group for the purposes of setting future compensation to the NEOs.

Note:

(1)	EBITDA is a non-GAAP financial measure, and is calculated based on Net Loss (being the most directly comparable GAAP financial measure) adjusted for interest and financing costs, income taxes, depreciation, and amortization. EBITDA is not a standardized financial measure under United States GAAP and might not be comparable to similar financial measures disclosed by other companies. The Company uses this metric to measure its core financial and operating performance for business planning purposes. In addition, the Company believes investors use both GAAP and non-GAAP financial measures to assess management's past and future decisions associated with its priorities and allocation of capital, as well as to analyze how the business operates in, or responds to, swings in economic cycles or to other events that impact the cannabis industry. This non-GAAP financial measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For further information on non-GAAP financial measures, please refer to the Company's managements' discussion and analysis of financial conditional and results of operations for the year ended December 31, 2023 under the heading "Non-GAAP Financial Measures", available under the Company's profile at www.sedarplus.ca and on the Company's website.

Elements of Executive Compensation

The compensation of NEOs of the Company currently includes two main elements: (a) base salary; and (b) long-term equity incentives, which consisted of stock options and restricted stock unit awards during 2023, granted under the Equity Incentive Plan (as defined herein), and any other equity plan that may be approved by the Board from time to time.

Base Salaries

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries will be determined on an individual basis, taking into consideration the past, current and potential contribution to the Company's success, the NEO's experience and expertise, the position and responsibilities of the NEO, and competitive industry pay practices for other high growth, premium brand companies of similar size and revenue growth potential.

Long-Term Incentives

Long-term incentive ("LTI") compensation awards under the Equity Incentive Plan provide continual motivation for the Company's officers, employees and consultants to achieve business and financial objectives and align their interests with the long- term interests of the Company's Shareholders. The purpose of the LTI program is to promote alignment of interests between employees and Shareholders, and to support the achievement of the Company's longer-term performance objectives, while also promoting long-term retention.

The Company believes that the best method to attract and retain executive talent and to align interests between the Company's shareholders and the executives is to prioritize share-linked compensation. Such prioritization benefits the Company as it reduces the cash cost of attracting and retaining executives, a valuable benefit given that the sector that the Company operates in continues to experience higher costs of capital than comparable businesses operating outside of the cannabis sector. As a result, the Company approved the granting of new long-term equity-backed incentives. All new grants by the Company to executives have a standard three-year vesting schedule with performance based accelerations (excluding those issued as replacement for the cancellation of GH Group equity-based compensation under the Business Combination). For the reasons identified above, the Company has not as of the date of this document, and does not expect in the near term, to pay any bonuses to executives.

Risks Analysis

The CN&CG Committee considered risks associated with executive compensation and does not believe that the Company's executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. The following compensation program attributes help mitigate risk: (i) NEOs are compensated through the granting of Options and RSUs (each as defined below), which is compensation that is both "at risk" and associated with long-term value creation; (ii) the value of such compensation is dependent upon Shareholder return over the Option and RSU vesting periods; (iii) the compensation program utilizes multiple performance measures; (iv) the CN&CG Committee applies judgement when determining individual payouts; and (v) individual payout caps are applicable, all of which leads to the CN&CG Committee believing that the Company's compensation programs and policies are not likely to lead to excessive risk taking that could have a material adverse effect on the Company.

Compensation Governance

The Company's CN&CG Committee is responsible for overseeing the Company's compensation policies, processes and practices. The CN&CG Committee is also responsible for evaluating performance in determining the compensation of the NEOs, and seeks input from the Board to ensure feedback is thorough and robust. The CN&CG Committee also ensures that compensation policies and practices provide an appropriate balance of risk and reward consistent with the Company's risk profile. The Board has established a written charter for the CN&CG Committee setting out its responsibilities for administering the Company's compensation programs and reviewing and making recommendations to the Board concerning the level and nature of the compensation payable to the Company's directors and executive officers.

The members of the CN&CG Committee are Jamie Mendola, Yelena Katchko and George Raveling. The CN&CG Committee is chaired by Mr. Mendola, Head of Strategy and M&A at Mercer Park L.P. and AYR Wellness. Mr. Mendola brings valuable knowledge and expertise to the CN&CG Committee. Mr. Mendola co-founded and serves as the Head of Strategy and M&A at Mercer Park L.P. and AYR Wellness. Additionally, Mr. Mendola founded and served as the CEO of Pacific Grove Capital, a long-short hedge fund that launched one of the earliest dedicated SPAC funds in the United States. Mr. Mendola's financial industry experience includes serving as a partner of the Scout Capital hedge fund as well as experience at J.P. Morgan, JLL Partners and Watershed Capital. Other than Mr. Mendola, all of the members of the CN&CG Committee are independent directors in that they do not have a direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of the director's independent judgment. The CN&CG Committee also evaluates its own performance on an annual basis. A copy of the CN&CG Committee Charter can be found on the Company's website at www.ir.glasshousebrands.com.

The CN&CG Committee is tasked with establishing an executive compensation program, which includes any share-based awards, option-based awards or the establishment of any non-equity incentive plans. The terms of any proposed compensation for the directors of the Company who are not also officers of the Company (including any share-based awards or options to be granted) are determined by the CN&CG Committee.

Insider Trading Policy

All of the Company's directors, managers, officers and employees, and certain consultants and other individuals, are subject to the Company's Insider Trading Policy, which prohibits trading in the Company's securities while in possession of material undisclosed information about the Company. Under this policy, such individuals are also prohibited from disclosing inside information pursuant to the Insider Trading Policy. Such individuals, including the NEOs are only permitted to trade in the Company's securities during prescribed trading windows. Furthermore, certain individuals, including the NEOs and directors, must pre- clear any proposed trade in securities of the Company with an Insider Trading Policy Administrator to ensure there is no inside information that has not generally been disclosed. A copy of the Company's Insider Trading Policy can be found on the Company's website at www.ir.glasshousebrands.com.

Restrictions on Hedging

Under the Company's Insider Trading Policy, directors, executives and certain other employees are prohibited from entering into hedging transactions involving the Company's securities, such as short sales, puts and calls.

Performance Graph

The following graph shows the Company's cumulative total Shareholder return since May 13, 2019, the date the Company's shares began trading on Cboe Canada, to December 31, 2023, compared to the Russell Small Cap Completeness Index and the Advisorshares Pure US Cannabis ETF (which began trading in September 2020).

The Company's executive compensation is largely share-based with a standard vesting schedule that lasts for three years. As a result of using share-based compensation, the performance in share price directly affects the largest portion of the Company's executive compensation as such compensation, for executives present at the time of the Business Combination, included stock options with fixed exercise prices. The result is that the 53% decrease in share price during the above period had the effect of decreasing the value of the total compensation for those executives present at the time of the Business Combination by approximately 31% to 46%. The total compensation for the executives who joined the Company after the Business Combination increased by approximately 9% to 24% from the date they joined the Company until the end of the period shown above, which in each case is closely correlated to the change in the Company's share price during the relevant period. In general, there is a strong correlation between the trends shown in the performance graph shown above and the compensation for executives during the same period or, if applicable, the period since such executive joined the Company. Share price performance, however, is not the only predictor or outcome of the success of our leadership team, especially in the short term. It is one of many considerations that influence our executive compensation decisions, including operational and strategic performance and individual performance.

Summary Compensation Table

The following table sets forth the compensation earned by, paid to or awarded to the Company's NEO's for the period from June 29, 2021, being the date the Company completed the Business Combination, to December 31, 2023.

						Non-equity incentive
						plan compensation
					Option-		Long-
Name and					based	Annual	term
principal			Share-based		awards	incentive	incentive	Pension	All other		Total
position of NEO	Year	Salary	awards		(10)	plans	plans	Value(1)	compensation		compensation
Kyle Kazan	2023	$360,000	$966,000		–	$180,000	–	–	–		$1,506,000
Chairman, CEO and Director	2022	$360,000	–		–	–	–	–	–		$360,000
	2021	$201,753	$5,009,920	(5)	–	–	–	–	–		$5,211,673

Graham Farrar	2023	$337,000	–		–	$168,500	–	–	–		$505,500
President and Director	2022	$337,000	–		–	–	–	–	–		$337,000
	2021	$179,069	$7,167,730	(6)	–	–	–	–	–		$7,346,799

Mark Vendetti(2)	2023	$330,000	$483,000		–	$165,000	–	–	–		$978,000
CFO	2022	$330,000	$1,149,000	(7)	–	–	–	–	–		$1,479,000
	2021	$89,146	–		–	–	–	–	–		$89,146

Hilal Tabsh(3)	2023	$300,000	–		–	$150,000	–	–	$12,000	(12)	$462,000
Chief Revenue Officer	2022	$178,846	$1,170,000	(8)	–	–	–	–	$51,699	(11)	$1,347,545
	2021	–	–		–	–	–	–	–		–

Benjamin Vega(4)	2023	$300,000	–		–	$150,000	–	–	–		$450,000
General Counsel and Corporate Secretary	2022	$46,154	$1,044,000	(9)	–	–	–	–	–		$1,090,154
	2021	–	–		–	–	–	–	–		–

Notes:

(1)	The Company did not have a defined benefits plan or defined contributions plan during 2023.

(2)	Mr. Vendetti was appointed CFO effective October 1, 2021.

(3)	Mr. Tabsh was appointed Chief Revenue Officer on May 16, 2022 and was not employed by the Company in 2021.

(4)	Mr. Vega was appointed General Counsel and Corporate Secretary on October 24, 2022 and was not employed by the company in 2021.

(5)	500,992 RSUs valued at $10 per share at the time of the Business Combination, excludes 359,249 unvested RSUs issued as replacements for the cancellation of GH Group equity-based awards under the Business Combination.

(6)	716,773 RSUs valued at $10 per share at the time of the Business Combination, excludes 100,092 unvested RSUs issued as replacements for the cancellation of GH Group equity-based awards under the Business Combination.

(7)	In connection with Mr. Vendetti's appointment as Chief Financial Officer in 2021, the Company agreed to grant him, as an initial LTI grant, 300,000 RSUs (valued at $1,149,000), to further align his interests with those of Shareholders and as a retention tool.

(8)	In connection with Mr. Tabsh's appointment as Chief Revenue Officer in 2022, the Company agreed to grant him, as an initial LTI grant, 300,000 RSUs (valued at $1,170,000), to further align his interests with those of Shareholders and as a retention tool.

(9)	In connection with Mr. Vega's appointment as General Counsel and Corporate Secretary in 2022, the Company agreed to grant him, as an initial LTI grant, 300,000 RSUs (valued at $1,044,000), to further align his interests with those of Shareholders and as a retention tool.

(10)	Excludes unvested stock options issued as replacements for the cancellation of GH Group equity-based awards under the Business Combination.

(11)	Includes a one-time cash sign-on bonus of $25,000, reimbursements for relocation expenses and car allowance.

(12)	Includes a car allowance.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning the option-based and share-based awards granted to the Company's NEOs that were outstanding as at December 31, 2023.

	Option-based Awards				Share-based Awards
					Number of	Market or	Market or
					Company	Payout	Payout
	Number of				Shares or Units	Value of	Value of
	Securities			Value of	of Company	Share-Based	Vested
	Underlying			Unexercised	Shares That	Awards	Share-Based
	Unexercised	Option	Option	in-the-	Have Not	That Have	Awards Not
	Options	Exercise	Expiration	Money	Vested	Not	Paid Out or
Name and Principal Position	(#)(2)	Price	Date	Options(1)	(#)	Vested(1)	Distributed(1)
Kyle Kazan	132,768	$2.49	10/1/2024	$296,073	592,728	$2,797,676	–
Chairman, CEO and Director	17,579	$3.39	1/25/2026	$23,380	–	–	–
	15,254	$3.39	4/17/2025	$20,288	–	–	–
Graham Farrar	132,768	$2.26	10/1/2024	$326,609	418,165	$1,973,739	–
President and Director	11,514	$3.08	1/25/2026	$18,883	–	–	–
	17,579	$3.08	4/17/2025	$28,830	–	–	–
Mark Vendetti	–	–	–	–	224,999	$1,061,995	–
CFO
Hilal Tabsh	–	–	–	–	149,999	$707,995	–
Chief Revenue Officer
Benjamin Vega	–	–	–	–	183,334	$865,336	–
General Counsel and Corporate Secretary

Notes:

(1)	Value of unexercised in-the-money Options and market value of unvested share-based awards and vested but undistributed share-based awards calculated based on the closing share price on Cboe Canada on December 29, 2023 (being the last trading day of 2023) of $4.72.

(2)	All stock options in this table issued as replacements for GH Group equity compensation at the time of the Business Combination and includes vested stock options the net-value of which, calculated at a price per share of $10, was credited against the Business Combination purchase price for GH Group.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of the Company's NEOs, a summary of the value of the option-based and share- base awards vested in accordance with their terms for the Company's financial year ending December 31, 2023.

			Non-Equity Incentive Plan
	Option-Based Awards – Value	Share-Based Awards – Value	Compensation – Value Earned
Name and Principal Position	Vested During the Year	Vested During the Year(1)	During the Year
Kyle Kazan
Chairman, CEO and Director	$28,483	–	–
Graham Farrar
President and Director	$23,959	$1,968,500	–
Mark Vendetti
CFO	–	$368,166	–
Hilal Tabsh
Chief Revenue Officer	–	$476,253	–
Benjamin Vega
General Counsel and Corporate	–	$489,747	–
Secretary

Notes:

(1)	Value of vested share-based awards calculated based on the closing share price on the dates of vesting; if share-based awards vested in 2023 but not on a trading day, value of vested share- based awards calculated based on closing share price on the last trading day prior to the date of vesting.

Pension Plan Benefits

The Company has not implemented any deferred compensation plan, pension plan or other form of funded or unfunded retirement compensation for its employees that provides for payments or benefits at, following or in connection with retirement.

Termination and Change of Control Benefits

Other than as described herein, the Company does not have any contract, agreement, plan or arrangement that provides for payments to a NEO at, following, or in connection with a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in a NEO's responsibilities.

Kyle Kazan

On June 29, 2021, the Company entered into an employment agreement with Mr. Kazan (the "Kazan Agreement"). In the event of termination without cause of Mr. Kazan's employment or if Mr. Kazan resigns for good reason, (i) Mr. Kazan shall receive an amount equal to eighteen months of the sum of his base salary of $360,000 per year, in either a lump sum or installments on the Company's regular payroll schedule following the termination date; (ii) the Company shall pay its share of Mr. Kazan's health insurance premiums to continue his health insurance coverage for eighteen months beyond the termination date; and (iii) 292,278 of Mr. Kazan's RSUs shall be subject to accelerated vesting.

In the event of termination without cause of Mr. Kazan's employment, or if Mr. Kazan resigns for good reason or if a successor does not renew the contract within 365 days of a change of control, (i) Mr. Kazan shall receive an amount equal to twenty four months of the sum of his then base salary in either a lump sum or installments on the Company's regular payroll schedule following the termination date; (ii) the Company shall pay its share of Mr. Kazan's health insurance premiums to continue his health insurance coverage for eighteen months beyond the termination date; and (iii) all of Mr. Kazan's equity awards shall be subject to accelerated vesting.

The change of control payments and benefits that would be made to Mr. Kazan are conditioned on and subject to Mr. Kazan signing and not rescinding the Kazan Agreement, a non-disclosure agreement and an effective, general release of all claims in favour of the Company within no greater than sixty days following the termination date. Upon a qualifying termination in connection with a change of control, Mr. Kazan's outstanding equity awards will vest in full.

The total estimated incremental payments, payables and benefits to Mr. Kazan in the event his employment is terminated in connection with a change of control, as if such event occurred on the last business day of the Company's most recently completed financial year, is $1,324,689, with Mr. Kazan's health insurance coverage continuing for eighteen months from the termination date.

The total estimated incremental payments and payables to Mr. Kazan in the event of termination of his employment without cause (other than due to a change of control), as if such event occurred on the last business day of the Company's most recently completed financial year, is $1,144,689, with Mr. Kazan's health insurance coverage continuing for eighteen months from the termination date.

Mark Vendetti

On August 18, 2021, the Company entered into an employment agreement with Mr. Vendetti. In the event of termination without cause of Mr. Vendetti's employment, Mr. Vendetti shall receive (i) an amount equal to six months of the sum of Mr. Vendetti's base salary of $330,000 per year; and (ii) accelerated vesting of 174,999 of Mr. Vendetti's RSUs less any amount previously vested as part of his original grant.

The total estimated incremental payments and payables to Mr. Vendetti in the event of termination of his employment without cause, regardless of whether incident to or after a change of control, as if such event occurred on the last business day of the Company's most recently completed financial year, is $507,998.

Graham Farrar

On June 29, 2021, the Company entered into an employment agreement with Mr. Farrar (the "Farrar Agreement"). In the event of termination without cause of Mr. Farrar's employment or if Mr. Farrar resigns for good reason, (i) Mr. Farrar shall receive an amount equal to eighteen months of the sum of his base salary of $337,000 per year, in either a lump sum or installments on the Company's regular payroll schedule following the termination date; (ii) the Company shall pay its share of Mr. Farrar's health insurance premiums to continue his health insurance coverage for eighteen months beyond the termination date; and (iii) 811,865 of Mr. Farrar's RSUs shall be subject to accelerated vesting.

In the event of termination without cause of Mr. Farrar's employment or if Mr. Farrar resigns for good reason or if a successor does not renew the contract within 365 days of a change of control, (i) Mr. Farrar shall receive an amount equal to twenty four months of the sum of Mr. Farrar's base salary in either a lump sum or installments on the Company's regular payroll schedule following the termination date; (ii) the Company shall pay its share of Mr. Farrar's health insurance premiums to continue Mr. Farrar's health insurance coverage for eighteen months beyond the termination date; and (iii) all of Mr. Farrar's equity awards shall be subject to accelerated vesting.

The change of control payments and benefits that would be made to Mr. Farrar are conditioned on and subject to Mr. Farrar signing and not rescinding the Farrar Agreement, a non-disclosure agreement and an effective, general release of all claims in favour of the Company within no greater than sixty days following the termination date. Upon a qualifying termination in connection with a change of control, Mr. Farrar's outstanding equity awards will vest in full.

The total estimated incremental payments, payables and benefits to Mr. Farrar in the event his employment is terminated in connection with a change of control, as if such event occurred on the last business day of the Company's most recently completed financial year, is $2,297,079, with Mr. Farrar's health insurance coverage continuing for eighteen months from the termination date.

The total estimated incremental payments and payables to Mr. Farrar in the event of termination of his employment without cause (other than due to a change of control), as if such event occurred on the last business day of the Company's most recently completed financial year, is $2,128,579, with Mr. Farrar's health insurance coverage continuing for eighteen months from the termination date.

Director Compensation

Non-Employee Director Compensation Programs

The Company's compensation program for non-employee directors is designed to attract and retain highly qualified non-employee directors as well as align with the long-term interests of non-employee directors with those of the Shareholders. The Company compensates its non-employee directors by setting a base cash value for such service and issuing RSUs equal to each quarter's cash value of services valued at the close of each quarter. Thus, no cash fees are paid. Directors who act as committee chairs of the Audit Committee or the CN&CG Committee receive additional compensation.

Directors who are employees of the Company receive no additional compensation for their service on the Board. Therefore, neither Kyle Kazan, the Company's Chairman and CEO, nor Graham Farrar, the Company's President, received any additional compensation for their service on the Board in 2023.

The compensation program for the Company's non-employee directors in 2023 was as follows:

Compensation Component	Annual Amount(1)
Annual base retainer for all non-employee directors	$50,000
Additional annual fee for Chair of Audit Committee and Chair of CN&CG Committee	$15,000
Additional annual fee for Chair of CN&CG Committee	$5,000

Note:

(1)	The Company compensates its non-employee directors by setting a base cash value for such service and issuing RSUs equal to each quarter's cash value of services valued at the close of each quarter. No cash fees are paid.

Fees Paid to Non-Employee Directors in Fiscal Year 2023

The following table sets forth information concerning the annual and long-term compensation in respect of the directors of the Company, other than the directors who were also NEOs, for the 2023 fiscal year. For details of the compensation for Kyle Kazan and Graham Farrar, the NEOs who are also directors of the Company, see disclosure under "Statement of Executive Compensation – Summary Compensation Table" which sets out their compensation as NEOs. Mr. Kazan and Mr. Farrar do not receive any addition compensation for their position as directors of the Company.

		Share-	Option-	Non-Equity
	Fee	Based	Based	Incentive Plan	Pension	All Other	Total
Name	Earned(1)	Awards	Awards	Compensation	Value	Compensation	Compensation(2)
Jamie Mendola	–	$50,720	–	–	–	–	$50,720
Humble Lukanga	–	$62,840	–	–	–	–	$62,840
Jocelyn Rosenwald	–	$52,160	–	–	–	–	$52,160
George Raveling	–	$50,000	–	–	–	–	$50,000
Yelena Katchko(3)	–	$8,016	–	–	–	–	$8,016
John Perez(4)	–	$9,103	–	–	–	–	$9,103
Hector De La Torre(5)	–	$26,766	–	–	–	–	$26,766
Bob Hoban(6)	–	$45,883	–	–	–	–	$45,883

Notes:

(1)	The Company compensates its non-employee directors by setting a base cash value for such service and issuing RSUs equal to each quarter's cash value of services valued at the close of each quarter. Thus, no cash fees are paid.

(2)	Includes share-based awards for service for the 2023 fiscal year.

(3)	Ms. Katchko was appointed Director on November 7, 2023.

(4)	Mr. Perez was appointed Director on October 31, 2023 and resigned as Director on February 8, 2024.

(5)	Mr. De La Torre resigned as Director on July 13, 2023.

(6)	Mr. Hoban resigned as Director on October 31, 2023.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning the option- based and share-based awards granted to the Company's directors that were outstanding as of December 31, 2023.

	Option-based Awards				Share-based Awards
Number of
					Company	Market or	Market or
					Shares or	Payout Value	Payout Value
	Number of				Units of	of Share-	of Vested
	Securities			Value of	Company	Based	Share-Based
	Underlying	Option	Option	Unexercised	Shares That	Awards That	Awards Not
	Unexercised	Exercise	Expiration	in-the-Money	Have Not	Have Not	Paid Out or
Name	Options (#)	Price	Date	Options	Vested (#)	Vested(1)	Distributed
Jamie Mendola	–	–	–	–	–	–	–
Humble Lukanga	–	–	–	–	–	–	–
Jocelyn Rosenwald	–	–	–	–	–	–	–
George Raveling	–	–	–	–	–	–	–
Yelena Katchko(2)	–	–	–	–	–	–	–
John Perez(3)	–	–	–	–	–	–	–
Hector De La Torre(4)	–	–	–	–	–	–	–
Bob Hoban(5)	–	–	–	–	–	–	–

Notes:

(1)	Market value of unvested share-based awards and vested but undistributed share-based awards calculated based on the closing share price of the Equity Shares on Cboe Canada on December 31, 2023 of $4.72.

(2)	Ms. Katchko was appointed Director on November 7, 2023.

(3)	Mr. Perez was appointed Director on October 31, 2023 and resigned as Director on February 8, 2024.

(4)	Mr. De La Torre resigned as Director on July 13, 2023.

(5)	Mr. Hoban resigned as Director on October 31, 2023.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of the Company's directors, a summary of the value of the option-based and share- based awards vested in accordance with their terms for the Company's financial year ending December 31, 2023.

Non-Equity Incentive Plan
	Option-Based Awards – Value	Share-Based Awards – Value	Compensation – Value Earned
Name	Vested During the Year	Vested During the Year(1)	During the Year
Jamie Mendola	–	–	–
Humble Lukanga	–	–	–
Jocelyn Rosenwald	–		–
George Raveling	–	–	–
Yelena Katchko(3)	–	–	–
John Perez(4)	–	–	–
Hector De La Torre(5)	–	–	–
Bob Hoban(6)	–	–	–

Notes:

(1)	Value of vested share-based awards calculated based on the closing share price on the dates of vesting; if share-based awards vested in 2023 but not on a trading day, value of vested share-based awards calculated based on closing share price on the last trading day prior to the date of vesting.

(3)	Ms. Katchko was appointed Director on November 7, 2023.

(4)	Mr. Perez was appointed Director on October 31, 2023 and resigned as Director on February 8, 2024.

(5)	Mr. De La Torre resigned as Director on July 13, 2023.

(6)	Mr. Hoban resigned as Director on October 31, 2023.

SECURITY BASED COMPENSATION PLANS

The Company has its Equity Incentive Plan in place. The Company maintains the Equity Incentive Plan in accordance with Section 7.08 – Security Based Compensation Arrangements and Awards of the Cboe Canada Inc. Listing Manual. The Equity Incentive Plan was approved by the Shareholders of the Company on June 2, 2021.

Summary of the Equity Incentive Plan

The following is a summary of certain provisions of the Equity Incentive Plan. It does not purport to be complete and is subject to, and is qualified in its entirety by all of the provisions of the Equity Incentive Plan, which is available on the Company's SEDAR+ profile at www. sedarplus.ca and attached to this Circular as Schedule "B". Capitalized terms that are not expressly defined herein have the meanings ascribed thereto in the Equity Incentive Plan.

Purpose

The purpose of the Equity Incentive Plan is to enable the Company and its affiliated companies to: (i) attract and retain employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Company, (ii) offer such persons incentives to put forth maximum efforts, (iii) compensate such persons through various stock- based arrangements and provide them with opportunities for stock ownership, thereby aligning the interests of such persons and the Shareholders.

The Equity Incentive Plan permits the grant of (i) nonqualified stock options ("NQSOs") and incentive stock options ("ISOs") (collectively, "Options"), (ii) restricted stock units ("RSUs"), (iii) performance compensation awards, and (iv) unrestricted stock bonuses or purchases, which are referred to herein collectively as "Awards", all as more fully described below.

The Board has the power to manage the Equity Incentive Plan and may delegate such power at its discretion to any committee of the Board, including the CN&CG Committee.

Eligibility

Any non-employee director of the Company or any employee, officer, director, consultant, independent contractor or advisor providing services to the Company or any Affiliate, or any such person to whom an offer of employment or engagement with the Company or any Affiliate is extended, are eligible to participate in the Equity Incentive Plan if selected by the Board (the "Participants"). The basis of participation of an individual under the Equity Incentive Plan, and the type and amount of any Award that an individual is entitled to receive under the Equity Incentive Plan, is determined by the Board based on its judgment as to the best interests of the Company and its Shareholders, and therefore cannot be determined in advance.

The maximum number of Equity Shares that may be issued under the Equity Incentive Plan is 10% of the Equity Shares outstanding, on a diluted basis (including the applicable Equity Shares issuable on exchange of the exchangeable shares (the "Exchangeable Shares") of MPB Acquisition Corp. (" MPB AcquisitionCo") that are exchangeable for Equity Shares of the Company on a one-for-one basis, and on exercise of the share purchase warrants of the Company and Series A Warrants of GH Group (collectively, the "Warrants") and excluding grants made pursuant to the Equity Incentive Plan and any grants of restricted Exchangeable Shares made under any equity plan of MPB AcquisitionCo), from time to time, subject to adjustment in the Equity Incentive Plan. Notwithstanding the foregoing, a maximum of 17,400,000 Equity Shares may be issued as ISOs, subject to adjustment in the Equity Incentive Plan.

To the extent that section 2.25 of National Instrument 45-106 Prospectus Exemptions applies to an Award or issuances of Equity Shares pursuant to the Equity Incentive Plan, the maximum number of Equity Shares that may be issued under the Equity Incentive Plan to any one Related Person, or the number of securities that may be issuable on exercise of the Options granted to any one Related Person, as compensation within any one-year period, excluding performance-based Awards (with the performance target being set as the market capitalization of the Equity Shares outstanding), shall not exceed 5.0% of the outstanding Equity Shares, on a diluted basis (including the applicable Equity Shares issuable on exchange of the Exchangeable Shares and on exercise of the Warrants and excluding grants made under the Equity Incentive Plan and any equity plan of MPB AcquisitionCo), at the time of grant, subject to adjustment in the Equity Incentive Plan, or 10% to all Related Persons at time of grant. The maximum number of Equity Shares that may be issued under the Equity Incentive Plan to the Company's non-executive directors, as a whole, or the number of securities that may be issuable on exercise of the Awards granted to the Company's non-executive directors, as a whole, as compensation within any one-year period, shall not exceed 1.0% of the outstanding Equity Shares, on a diluted basis (including the applicable Equity Shares issuable on exchange of the Exchangeable Shares and on exercise of the Warrants and excluding grants made under the Equity Incentive Plan and any equity plan of MPB AcquisitionCo), at the time of grant, subject to adjustment in the Equity Incentive Plan. The Board will not grant Options to any one non-executive director in which the aggregate fair market value (determined as of the time the Options are granted) of such Options during any calendar year (under the Equity Incentive Plan and all other plans of the Company and its Affiliates) shall exceed $100,000, or will not grant Awards in which the aggregate fair market value (determined as of the time the Awards are granted) of the Equity Shares in respect to which the Awards are exercisable by such non-executive director during any calendar year (under the Equity Incentive Plan and all other plans of MPB AcquisitionCo and its Affiliates) shall exceed $150,000.

Any shares subject to an Award under the Equity Incentive Plan that are not purchased or are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the Equity Incentive Plan.

In the event of any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Equity Shares, other securities or other property), recapitalization, forward stock split, reverse stock split, reorganization, plan of arrangement, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase or exchange of Equity Shares or other securities of the Company, issuance of warrants or other rights to acquire Equity Shares or other securities of the Company, or other similar corporate transaction or event which affects the Equity Shares or unusual or nonrecurring events affecting the Company or the financial statements of the Company, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Board may, subject to any required regulatory or Cboe Canada approvals, make such adjustment which it deems appropriate in its discretion in order to prevent dilution or enlargement of the rights of Participants under the Equity Incentive Plan, to (i) the number and kind of Equity Shares (or other securities or other property) that may thereafter be issued in connection with Awards, (ii) the number and kind of Equity Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and/or (iv) any share limit set forth in the Equity Incentive Plan.

MPB AcquisitionCo may establish an equity plan through which awards of restricted Exchangeable Shares may be granted to service providers to MPB AcquisitionCo and their Affiliates. See "Restricted Exchangeable Shares" for further information.

Awards

Options

The Board is authorized to grant Options to purchase Equity Shares that are either ISOs (meaning they are intended to satisfy the requirements of Section 422 of the Code), or NQSOs (meaning they are not intended to satisfy the requirements of Section 422 of the Code). Options granted under the Equity Incentive Plan are subject to the terms and conditions established by the Board. The purchase price per Share purchasable under an Option shall be determined by the CN&CG Committee and shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option; provided, however, that, to the extent permitted under Section 409A and Section 424 of the Code, as applicable, the Committee may designate a purchase price below Fair Market Value on the date of grant if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Company or an Affiliate. Payment in respect of the exercise of an Option may be made in cash or by cheque, by surrender of unrestricted shares (at their fair market value on the date of exercise) or by such other method as the Board may determine to be appropriate. The maximum term of an Option granted under the Equity Incentive Plan is ten years from the date of grant (or five years in the case of an ISO granted to a 10% Shareholder). Notwithstanding the foregoing, in the event that the expiry date of an Option falls within a Blackout Period imposed by the Company and neither the Company nor the individual in possession of the Options is subject to a cease trade order in respect of the Company's securities, then the expiry date of such Option shall be automatically extended to the 10th business day following the end of the Blackout Period, provided that the extension contemplated by this provision does not apply to Incentive Stock Options.

RSUs

RSUs are granted in reference to a specified number of Equity Shares and entitle the holder to receive, on achievement of specific performance goals established by the Board or after a period of continued service with the Company or its affiliates or any combination of the above as set forth in the applicable award agreement, one Equity Share for each such Equity Share covered by the RSU; provided, that the Board may elect to pay cash, or part cash and part Equity Shares in lieu of delivering only Equity Shares. The Board may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Board upon a Participant's termination of employment or service with the Company, the unvested portion of the RSUs will be forfeited and re-acquired by the Company for cancellation at no cost.

Unrestricted Stock Bonuses or Purchases

The Board is authorized to grant unrestricted Equity Shares as consideration for services rendered to the Company or an Affiliate in the prior calendar year, or may offer a Participant the opportunity to purchase unrestricted Equity Shares for cash consideration equal to the fair market value of the unrestricted Equity Shares.

Dividend Equivalents

The Board is authorized to grant dividend equivalents, under which the holder is entitled to receive payments (in cash, Equity Shares, other securities or other property, as determined by the Board) equivalent to the amount of cash dividends paid by the Company to holders of Equity Shares with respect to a number of Equity Shares determined by the Board. Subject to the terms of the Equity Incentive Plan and any applicable award agreement, such dividend equivalents may have such terms and conditions as the Board shall determine. Notwithstanding the foregoing, (i) the Board may not grant dividend equivalents to Participants in connection with grants of Options or other Awards, the value of which is based solely on an increase in the value of the Equity Shares after the date of grant of such Award, and (ii) dividend and dividend equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed.

Restricted Exchangeable Shares

If, during the term of the Equity Incentive Plan, MPB AcquisitionCo establishes a compensatory plan or arrangement through which they may grant awards of restricted Exchangeable Shares to Participants, any restricted Exchangeable Shares awarded under such plan(s) will reduce the number of Equity Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis. If any restricted Exchangeable Shares awarded under the plans of MPB AcquisitionCo are forfeited, cancelled, or are used or withheld to satisfy tax withholding obligations of an award recipient thereunder, any such restricted Exchangeable Shares that are forfeited, cancelled, used or withheld will thereafter not be treated as reducing the number of Equity Shares that are available for Awards under the Equity Incentive Plan.

General

The Board may impose restrictions on the vesting, exercise or payment of an Award as it determines appropriate. Generally, no Awards (other than fully vested and unrestricted Equity Shares issued pursuant to any Award) granted under the Equity Incentive Plan is transferable except by will or by the laws of descent and distribution. No Participant has any rights as a Shareholder with respect to Equity Shares covered by Options or RSUs, unless and until such Awards are settled in Equity Shares.

No Option is exercisable, no Equity Shares shall be issued, no certificates, registration statements or electronic positions for Equity Shares shall be delivered and no payment shall be made under the Equity Incentive Plan except in compliance with all applicable laws and Cboe Canada and any other regulatory requirements.

The Board may from time to time amend, suspend, discontinue or terminate the Equity Incentive Plan, and may amend the terms of any previously granted Award at any time, provided that: (i) no amendment, alteration, suspension, discontinuation or termination may (except as expressly provided in the Equity Incentive Plan) materially and adversely alter or impair the terms or conditions of the Award previously granted to a Participant without the written consent of the Participant or holder thereof; and (ii) any amendment, alteration, suspension, discontinuation or termination is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange, including receipt of any required approval from the governmental entity or stock exchange, and any such amendment, alteration, suspension, discontinuation or termination of an Award shall be in compliance with the policies of Cboe Canada. For greater certainty and notwithstanding the foregoing, the Board may amend, suspend, terminate or discontinue the Equity Incentive Plan, and may amend or alter any previously granted Award, as applicable, without obtaining the approval of Shareholder, in order to:

•	amend the eligibility for, and limitations or conditions imposed upon, participation in the Equity Incentive Plan, except that any such amendment to change the class or classes of persons eligible to be awarded ISOs will be submitted for Shareholder approval to the extent required by the U.S. Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder, Section 422;

•	amend any terms relating to the granting or exercise of Awards, including but not limited to terms relating to the amount and payment of the exercise price, or the vesting, expiry, assignment or adjustment of Awards, or otherwise waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively;

•	make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or Cboe Canada, including the policies of Cboe Canada (including amendments to Awards necessary or desirable to avoid any adverse tax results under Section 409A), and no action taken to comply shall be deemed to impair or otherwise adversely alter or impair the rights of any holder of an Award or beneficiary thereof; or

•	amend any terms relating to the administration of the Equity Incentive Plan, including the terms of any administrative guidelines or other rules related to the Equity Incentive Plan.

Notwithstanding the foregoing and for greater certainty, prior approval of the Shareholders is required for any amendment to the Equity Incentive Plan or an Award that would require Shareholder approval under the rules or regulations of Cboe Canada that is applicable to the Company or which would:

•	increase the shares authorized under the Equity Incentive Plan;

•	remove or exceed the limits set out in a Security Based Compensation Arrangement on Awards available to any of (a) a "related party" (as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions) of the Company, (b) a promoter of the Company, or, where the promoter is not an individual, an officer, director or control person of the promoter, and (c) such other Person as may be designated from time to time by Cboe Canada, in respect of the Company;

•	permit a re-pricing of an Award benefiting any of (a) a "related party" (as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions) of the Company, (b) a promoter of the Company, or, where the promoter is not an individual, an officer, director or control person of the promoter, and (c) such other person as may be designated from time to time by Cboe Canada;

•	permit an extension of the term of an Award where the exercise price is lower than the prevailing market price, except pursuant to certain provisions of the Equity Incentive Plan;

•	permit the award of Options at a price less than 100% of the fair market value of an Equity Share on the date of grant of such Option;

•	permit Options to be transferable;

•	amend the amendment provisions of the Equity Incentive Plan; or

•	increase the maximum term permitted for Options or extend the terms of any Options beyond their original expiry date.

The Board may without prior approval of the Shareholders, correct any defect, supply any omission or reconcile any inconsistency in the Equity Incentive Plan or in any Award or Award Agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Equity Incentive Plan.

In the event of any reorganization, merger, amalgamation, consolidation, split- up, spin-off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of Equity Shares or other securities of the Company or any other similar corporate transaction or event involving the change of control of the Company (or if the Company shall enter into a written agreement to undergo such a transaction or event), the Board may, in its sole discretion, take such measures or make such adjustments in regards to any securities granted pursuant to the Equity Incentive Plan, as it deems appropriate, as further described in the Equity Incentive Plan and no action taken under the Equity Incentive Plan shall be deemed to impair or otherwise adversely alter the rights of any holder of any Award or beneficiary thereof. Notwithstanding the foregoing, upon a change of control event, all Equity Shares or Options granted pursuant to the Equity Incentive Plan will immediately vest in accordance with the terms of the Equity Incentive Plan.

Unless the Awards and the Equity Shares issuable upon exercise or redemption thereof have been registered under the U.S. Securities Act, and any applicable state securities laws, any Awards or Equity Shares granted to residents of the United States will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act and will be subject to transfer restrictions under U.S. securities laws.

Tax Withholding

The Company may take such action as it deems appropriate to ensure that all applicable federal, State, provincial, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

Financial Assistance

The Company or any Affiliate or Related Entity may provide financial assistance to, or enter into support agreements with, Participants in connection with grants under the Equity Incentive Plan, including without limitation, full, partial or non-recourse loans (to the extent permitted by applicable laws), provided approval of the disinterested members of the Board is obtained.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth the number of Equity Shares to be issued, including upon exercise of outstanding convertible securities, pursuant to the Company's compensation plans, the weighted-average exercise price of such outstanding convertible securities and the number of Equity Shares remaining available for future issuance under equity compensation plans as at December 31, 2023.

			Number of Equity Shares
			remaining available for future
			issuance under equity
	Number of Equity Shares to be	Weighted-average exercise	compensation plans (excluding
	issued upon exercise of	price of outstanding	securities reflected in the first
Plan Category	outstanding securities(1)	securities(2)	column)(3)
Equity compensation plans approved by Shareholders	3,969,369	$2.84	3,124,695
Equity compensation plans not approved by Shareholders	Nil	Nil	Nil
Total	3,969,369	$2.84	3,124,695

Notes:

(1)	Equity Shares issuable upon exercise or vesting, as applicable, of outstanding equity-based awards under the Equity Incentive Plan consisting of (i) 2,533,575 Equity Shares that may be issued upon the vesting of RSUs and (ii) 1,435,794 Equity Shares that may be issued upon the exercise of Options.

(2)	Represents the weighted-average exercise price of Options to purchase 1,425,794 Equity Shares. This weighted average is not applicable to and does not take into account Equity Shares that may be issued upon the vesting of RSUs.

(3)	As of December 31, 2023, based on a maximum of 10% of the 61,986,686 Equity Shares that were issued and outstanding as of December 31, 2023, and including 8,953,686 Equity Shares issuable on exchange of the Exchangeable Shares and any warrants or derivative securities that are in the money.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, proposed director, executive officer, nor any of their respective associates or affiliates, is or has been indebted to the Company or its subsidiaries since the beginning of the Company's most recently completed financial year.

CORPORATE GOVERNANCE AND AUDIT COMMITTEE DISCLOSURE

The Board is committed to the highest standards of integrity, fiduciary duty and corporate governance. National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201", and together with NI 58-101, the "CSA Guidelines") set out a series of guidelines for effective corporate governance. Under the CSA Guidelines, the Company must disclose on an annual basis the corporate governance practices it has adopted. The Company summarizes such practices, in addition to certain other governance matters under Schedule "A" to this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, neither the Company nor any director, proposed director or officer of the Company, nor any other insider of the Company, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended December 31, 2023, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

OTHER BUSINESS

Management of the Company is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Company Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www .sedarplus.ca. Financial information is provided in the audited consolidated financial statements and management's discussion and analysis of the Company for the year ended December 31, 2023, which has been filed on SEDAR+. Shareholders may also contact the General Counsel and Corporate Secretary the Company by phone at (562) 264-5078, or by e-mail at legal@glasshousegroup.com to request a copy of this document.

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Capitalized terms used in this Schedule "A" but not otherwise defined herein shall have the meanings ascribed thereto in the Information Circular to which this Schedule "A" is appended.

Set out below is a description of the Company's current corporate governance practices and other information relating to the Board, per the CSA Guidelines.

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. Listed below is a brief discussion of the Company's approach to corporate governance.

Board of Directors

The Board's principal duties and responsibilities are described in the Company's Charter of the Board of Directors, a copy of which is attached hereto as Appendix 1 to Schedule "A". Certain aspects of the composition and organization of the Board are prescribed and/or governed by the BCBCA and the constating documents of the Company.

The Board facilitates its exercise of independent supervision over management through the participation of directors. The Board has eight directors of whom five are independent within the meaning of National Instrument 52-110 Audit Committees ("NI 52-110"). The Board members are Kyle Kazan, Graham Farrar, Jamie Mendola, Humble Lukanga, Jocelyn Rosenwald, George Raveling, Yelena Katchko and John Nichols, Jr.

Humble Lukanga, Jocelyn Rosenwald, Yelena Katchko, George Raveling and John Nichols, Jr. are independent directors in that they do not have a direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of the director's independent judgment. Kyle Kazan is not considered independent as he is the Chairman and Chief Executive Officer of the Company. Graham Farrar is not considered independent as he is the President of the Company. Jamie Mendola is not considered independent, as he is the Head of Strategy and M&A at Mercer Park L.P., a holder of more than 10% of the Equity Shares.

Position Descriptions

The Board has developed a position description for the Lead Director, Humble Lukanga, an independent director. The role of the Lead Director is to facilitate the functioning of the Board independently of the senior executives of the Company, provide independent leadership to the Board and to the individual directors on the Board and to reinforce the independence of the Board.

The Board has also developed a position description for the Chair of the Board, currently Kyle Kazan, a non-independent director. The role of the Chair of the Board is to provide overall leadership to, together with the Lead Director and the committees of the Board, enhance and protect the effectiveness, performance and independence of the Board, the committees of the Board, and individual directors of the Board. The Chair is selected amongst the members of the Board who have a sufficient level of experience with corporate governance issues to ensure the leadership and effectiveness of the Board.

The Board has developed a written position description for the Chief Executive Officer. The primary role of the Chief Executive Officer is to manage the Company in an effective, efficient and forward-looking way and to fulfil the priorities, goals and objectives determined by the Board in the context of the Company's strategic plans, budgets and responsibilities, with a view to increasing Shareholder value. The Chief Executive Officer is responsible to the Board.

Further, the Board has developed written position descriptions for the chair of each board committee. The position descriptions for the chair of each board committee can be found in the corresponding committee charters. Copies of the position descriptions for the Lead Director, the Chair of the Board, the Chief Executive Officer and the chair of each committee can be found on the Company's website at www.ir.glasshousebrands.com.

Meetings of independent directors

The independent directors may, at their election, meet for in camera sessions without non-independent directors and members of management at the end of each regular Board meeting.

Attendance

The attendance record of each director for all Board meetings held during the Company's most recently completed financial year is set out below.

		Audit Committee Meetings	CN&CG Committee Meetings
Director	Board Meetings Attended	Attended	Attended
Kyle Kazan	4	–	–
Graham Farrar	4	–	–
Jamie Mendola	2	–	2
Humble Lukanga	4	4	–
Jocelyn Rosenwald	4	4	–
George Raveling	4	–	2
Yelena Katchko(1)	1	–	–
John Perez(2)	–	–	–
Hector De La Torre(3)	2	2	–
Bob Hoban(4)	2	–	1

Notes:

(1)	Ms. Katchko was appointed Director on November 7, 2023.

(2)	Mr. Perez was appointed Director on October 31, 2023 and resigned as Director on February 8, 2024.

(2)	Mr. De La Torre resigned as Director on July 13, 2023.

(3)	Mr. Hoban resigned as Director on October 31, 2023.

Directorships

The following directors are presently directors of other reporting issuers:

Director	Name of Other Reporting Issuer	Stock Exchange
John Nichols, Jr.	Hippo Holdings Inc.	NYSE

Orientation and Continuing Education

The CN&CG Committee provides all new directors with comprehensive orientation to, among other things, fully understand the role of the Board and its committees, the contribution individual directors are expected to make, and the nature and operation of the Company's business. The CN&CG Committee also provides continuing education opportunities for all directors so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company's business remains current.

The CN&CG Committee is authorized to maintain policies and procedures to seek to ensure that sufficient orientation procedures are in place to enable new directors to operate efficiently from the beginning of their appointment. The CN&CG Committee reviews with each new member: (i) certain information and materials regarding the Company, including the role of the Board and its committees and the nature and operation of the Company's business; and (ii) the legal obligations of a director of the Company. The CN&CG Committee also ensures that sufficient continuing education and development programs are in place for all members of the Board, as required.

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Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the "Code"), a copy of which can be found on the Company's website at www.ir.glasshousebrands.com.

All Board members, officers and employees of the Company ("Representatives") are committed to acting in a manner that will enhance the reputation of the Company for conducting its business and affairs with honesty, integrity and fairness and to avoid any conflict that might reflect unfavourably upon us or the Company.

The Company expects everyone who conducts business on behalf of the Company to be guided by, and be subject to, the following principles: (a) act ethically and honestly; (b) accept responsibility and be accountable for their actions; (c) make decisions which are in the best interests of the Company; (d) honour agreements and commitments; (e) conduct business in an environmentally and socially responsible manner; (f) communicate with all stakeholders in an honest and straight-forward manner; (g) select and treat all employees if the Company in a respectful, fair and equitable manner and foster a work environment that is safe and healthy and free from discrimination, harassment, intimidation and hostility of any kind; and (h) obey all laws governing the conduct of the business and affairs of the Company.

Conflicts of Interest

Pursuant to the Code, Representatives shall act with honesty and integrity and in the best interests of the Company and to avoid any relationship or activity that might create, or appear to create, a conflict between Representatives' personal interests and the interests of the Company. A conflict of interest arises where Representatives' position or responsibilities with the Company present an opportunity for personal gain, apart from the normal rewards of being a director, senior officer or other employee to the detriment of the Company. A conflict of interest also arises where outside personal interests are inconsistent with those of the Company and create conflicting loyalties. Before any Representative participates in any outside business interest which may give rise to such a conflict of interest, they should first disclose that interest to the Company and obtain approval to pursue such interest.

Pursuant to the BCBCA, any officer or director of the Company with a conflict of interest must disclose the nature and extent of such conflict to the Board and recuse themselves from a matter that materially conflicts with that individual's duty as a director or senior officer of the Company. If a Representative is faced with a conflict, they shall promptly disclose such conflict, or potential conflict, to the General Counsel and Corporate Secretary of the Company.

Compliance with Laws, Rules and Regulations

All Representatives shall comply with the laws, rules and regulations of the jurisdictions where they carry out their duties and all jurisdictions where the Company conducts its business activities. All Representatives shall comply with the Code and all Company policies that apply to them, including, without limitation, the Code, Anti-Corruption and Anti-Bribery Policy, Disclosure Policy, Diversity Policy, Insider Trading Policy and Whistleblower Policy.

Compliance with and Violations of the Code

The Board is ultimately responsible, acting through the Audit Committee, for the Code and monitoring compliance therewith. Representatives are encouraged and expected to: (a) identify and raise potential issues before they cause problems; (b) take all responsible steps to prevent any violation of the Code; (c) report actual or potential violations of the Code of which they become aware; and (d) seek additional guidance when advisable. Retaliatory action against any individual for raising such concerns or questions or for reporting suspected violations of the Code in good faith will not be tolerated by the Company.

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Nomination of Directors

The CN&CG Committee is currently comprised of three members, Jamie Mendola, George Raveling and Yelena Katchko. The majority of CN&CG Committee members are independent directors. The Board is confident that any potential risk of the non-independent directors being unable to exercise impartial judgment would be mitigated by the fact that the majority of the committee members are independent directors.

The CN&CG Committee performs the following functions, among other things: (a) develops and updates a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of the Board members, retirement dates and the strategic direction of the Company, and reports to the Board thereon periodically; (b) undertakes on a periodic basis an examination of the size of the Board, with a view to determining the impact of the number of directors, the effectiveness of the Board, and recommends to the Board, if necessary, a reduction or increase in the size of the Board; (c) endeavours, in consultation with the Chair of the Board (or Lead Director, if applicable), to seek to ensure that an appropriate system is in place to evaluate the effectiveness of the Board as a whole as well as the committees of the Board, with a view to ensuring that they are fulfilling their respective responsibilities and duties; (d) in consultation with the Chair of the Board (or Lead Director, if applicable), and the Chief Executive Officer, annually or as required, recruits and identifies individuals qualified to become new Board members and recommends to the Board new director nominees for the next annual meeting of Shareholders; and (e) in consultation with the Chair of the Board (or Lead Director, if applicable), annually or as required, recommends to the Board the individual directors to serve on the various committees.

Compensation

For information regarding the process by which the CN&CG Committee determines compensation for the Company's directors and officers, please see under the heading "Statement of Executive Compensation – Compensation Discussion and Analysis".

Board Assessments

The CN&CG Committee is responsible for monitoring the effectiveness of the Board and the performance of the directors. The CN&CG Committee assesses the operation of the Board and the committees, the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and committees. The CN&CG Committee recommends changes to enhance the performance of the Board accordingly.

Based upon the Company's size, its current state of development and the number of individuals on the Board, the Board considers a formal process for assessing the effectiveness and contribution of the Board as a whole, its committees or individual directors to be unnecessary at this time. In light of the fact that the Board and its committees meet on several occasions each year, each director has regular opportunities to assess the Board as a whole, its committees and other directors in relation to the Board's and such director's assessment of the competencies and skills that the Board and its committees should possess. The Board plans to continue to evaluate its own effectiveness and the effectiveness of its committees and individual directors in such manner.

Director Term Limits and Other Mechanisms of Board Renewal

The Company does not have a retirement policy and does not discriminate based on age. The Company considers it to be an integral role of the Board and the CN&CG Committee to assess director engagement and fitness to be a director of the Company.

Similarly, the Board has not adopted a term limit for directors or established a formal process for the renewal of Board membership. The Board is of the view that the imposition of arbitrary director term limits may diminish the benefits derived from continuity amongst members and their familiarity with the Company and the industry in which it operates, and could unnecessarily expose the Company to losing experienced and valuable talent. The Board's renewal process is built around the concept of performance management. To that end, the Board relies on assessment procedures, and the role of the CN&CG Committee, to ensure the quality and expertise of its Board.

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Diversity

Diversity Policy

The Board has adopted a Diversity Policy in recognition of the fact that a diverse Board will include and make good use of differences in the skills, regional and industry experience, professional expertise, personal skills, background, race, gender, status, age, education, nationality, culture, language, geographic background and other distinctions between directors. These differences will be considered in determining the optimum composition of the Board and when possible should be balanced appropriately. All Board appointments are made on merit, in the context of the skills, experience, independence and knowledge which the Board as a whole requires to be effective.

As set out in the Diversity Policy, the Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the role that women with the right skills and experience can play in contributing to diversity of perspective in the boardroom. Selection of female candidates to join the Board will be, in part, dependent on the pool of female candidates with the necessary skills, knowledge and experience. The ultimate decision will be based on merit and the contribution the chosen candidate will bring to the Board. In order to promote the specific objective of gender diversity, the Diversity Policy requires that the selection process for Board appointments must involve the following steps: (a) a short-list identifying potential candidates for the appointment must be compiled; and (b) if, at the end of the selection process, a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination.

The CN&CG Committee will discuss and approve annually all measurable objectives for achieving diversity on the Board and recommend them to the Board for adoption. At any given time, the Board may seek to improve one or more aspects of Board diversity and measure progress accordingly.

The Diversity Policy also covers senior executive appointments and requires the Chief Executive Officer of the Company to have reference to the policy in selecting and assessing candidates and in presenting recommendations to the Board regarding appointments to the senior executive team. The Diversity Policy requires the Board to also consider whether potential candidates have diverse backgrounds (with a particular focus on potential candidates who are women, visible minorities, Aboriginal people and persons with disabilities), and the objectives of the policy when considering those recommendations.

In order to facilitate greater gender diversity in management and leadership roles, the Diversity Policy requires the Company to: (a) implement policies which address impediments to gender diversity in the workplace and review their availability and utilization; (b) regularly review the proportion of women at all levels of the Company; (c) monitor effectiveness of, and continue to expand on, existing initiatives designed to identify, support and develop talented women with leadership potential; and (d) continue to identify new ways to entrench diversity as a cultural priority across the organization. The CN&CG Committee will discuss and approve annually all measurable objectives for achieving diversity on the senior executive team and recommend them to the Board for adoption. At any given time, the Board may seek to improve one or more aspects of senior executive diversity and measure progress accordingly.

Consideration of the Representation of Women in the Director Identification and Selection Process

In general, the Board aspires to continuously improve the diversity of the Board and the Company's management team. As discussed above and set out in the Diversity Policy, the Board believes that diversity (including, but not limited to, gender) is important to ensure that the profiles of directors and members of the Company's executive management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Company believes that diversity is an important attribute of a well-functioning Board and an efficient team of executive officers. The Company recognizes that gender diversity is a significant aspect of diversity and believes women play an important leadership role in executing on the Company's strategy, and this belief forms an important part of the focus of management in the appointment and recruitment of officers and the Board in the search and selection of nominee directors.

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Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

At this time, the Company has not adopted a target regarding the representation of women on the Board or in executive officer positions. The Company does not adopt targets because the Company is of the view that its current practice of considering diversity as a factor in selecting candidates as potential directors or executive officers, and other measures set out in the Diversity Policy, permits the Company to balance the benefit of diversity with other relevant considerations, including relevant career experience, industry knowledge and experience, and financial and other specialized experience.

The Board has two women serving as a director (25% of directors). Currently, none of the executive officers of the Company are women. Approximately eighteen percent (18%) of the Company's senior leadership (executive officers, senior vice presidents and vice presidents) are women.

AUDIT COMMITTEE INFORMATION

The Audit Committee is governed by an Audit Committee Charter, a copy of which is attached to the Company's Annual Information Form dated April 1, 2024 (the " AIF") and available on the Company's website at www. ir.glasshousebrands.com. The information required to be disclosed by section 5.1 of NI 52-110 can be found under the heading "Audit Committee" of the Company's AIF.

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APPENDIX 1 TO SCHEDULE "A"

GLASS HOUSE BRANDS INC.

CHARTER OF THE BOARD OF DIRECTORS

1.            GENERAL

The Board of Directors (the "Board") is responsible for the stewardship of Glass House Brands Inc. (the "Corporation"), for the general supervision of the management of the business and affairs of the Corporation, and for acting in the best interests of the Corporation and its shareholders. Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Corporation by delegating the day- to-day management of the Corporation to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Corporation and its operations.

The Board discharges its responsibilities directly and through the delegation to its committees, currently consisting of the Audit Committee and the Compensation, Nomination and Corporate Governance Committee. In addition, the Board may from time to time, appoint such additional committees, or reconstitute the current committees, as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter. The Board shall meet as frequently as the Board considers necessary, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Corporation. Meetings of the Board will also include in camera meetings of the independent members of the Board without management being present.

2.            COMPOSITION

The Board shall be constituted at all times of a majority of "independent directors" in accordance with applicable legal requirements, the guidelines under National Policy 58-201 Corporate Governance Guidelines and the Listing Manual of Cboe Canada, as such rules and policies are amended or replaced from time to time.

In addition, at least three of the directors shall be "independent" in accordance with applicable legal requirements for service on an Audit Committee, pursuant to National Instrument 52-110 Audit Committees.

3.            RESPONSIBILITIES

The Board's responsibilities shall include:

•	Succession planning including the selection, training, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•	Identifying the risks of the Corporation's business and ensuring that appropriate systems are in place to manage these risks.

•	The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

•	Overseeing the fair reporting of the Corporation's financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation including reviewing and approving all annual and interim financial statements and related footnotes, management's discussion and analysis, the annual information form and the management information circular.

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•	Enhancing congruence between shareholder expectations, Corporation plans and management performance.

•	Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including but not limited to, the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

•	Satisfying itself as to the integrity of the Chairman and Chief Executive Officer (the "CEO") and other officers and that such officers create a culture of integrity throughout the organization.

•	The review and approval of corporate objectives and goals applicable to the Corporation's senior management.

•	Ensuring that this Charter is disclosed on an annual basis to the shareholders in the Corporation's management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on the Corporation's website.

•	Obtaining periodic reports from management on the Corporation's operations.

•	Performing such other functions as prescribed by law or assigned to the Board in the Corporation's constating documents.

•	The assignment to the various committees of the Board the general responsibility for developing the Corporation's approach to, without limitation: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; and (iii) compensation of officers and senior employees.

•	With the assistance of the Compensation, Nomination and Corporate Governance Committee:

•	Developing the Corporation's approach to corporate governance.

•	Reviewing the composition of the Board and ensuring it respects its independence criteria.

•	The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

•	Reviewing and approving annual disclosure of the Corporation's corporate governance policies.

•	Ensuring that an appropriate review selection process for new nominees to the Board is in place and identifying and recommending candidates to the Board who meet the selection criteria.

•	Overseeing (a) the development and implementation of orientation programs for new directors; and (b) continuing education for all directors.

•	Approving and revising periodically the Corporation's Code of Business Conduct and Ethics (the "Code") and other corporate governance policies ("Policies"), ensure management has established a system to enforce the Code and Policies and monitor compliance with each.

•	Reviewing and approving corporate goals and objectives relevant to the CEO's compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and recommending to the Board with respect to the CEO's compensation level based on this evaluation.

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•	Reviewing and approving named executive officer and director compensation, incentive-compensation plans and equity-based plans.

•	Reviewing executive compensation disclosure before the Corporation publicly discloses such information.

•	With the assistance of the Audit Committee:

•	Ensuring the integrity of the Corporation's internal controls and management information systems.

•	Ensuring the Corporation's ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Corporation's own governing documents.

•	Identifying the financial risks of the Corporation's business and ensuring that appropriate systems are in place to manage these risks.

•	Reviewing the Corporation's insurance program to ensure adequacy of coverage.

•	Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

•	Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

•	Assessing the independence of the auditors.

4.	MISCELLANEOUS

The members of the Board are expected to attend all meetings of the Board of Directors unless prior notification of absence is provided.

The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

Effective Date: June 29, 2021

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SCHEDULE "B"

EQUITY INCENTIVE PLAN

GLASS HOUSE BRANDS INC.

AMENDED AND RESTATED EQUITY INCENTIVE PLAN

Section 1.      Purpose

The purpose of this Plan is to promote the interests of the Company and its shareholders by enabling the Company and its affiliated companies to: (i) attract and retain employees, officers, consultants, advisors and Non-Employee Directors capable of assuring the future success of the Company; (ii) offer such persons incentives to put forth maximum efforts for the success of the Company’s business; and (iii) compensate such persons through various stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders.

Section 2. Definitions

As used in this Plan, the following terms shall have the meanings set forth below:

(a)           “Affiliate” shall have the meaning ascribed to such term in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators.

(b)           “Associate” when used to indicate a relationship with a person, shall mean (i) an issuer of which the person beneficially owns or controls, directly or indirectly, voting securities entitling the person to more than 10% of the voting rights attached to outstanding voting securities of the issuer, (ii) any partner of the person, (iii) any trust or estate in which the person has a substantial beneficial interest or in respect of which the person serves as trustee or executor or in a similar capacity, or (iv) in the case of an individual, a relative of that individual, if the relative has the same home as that individual, including (A) a spouse of that individual, or (B) a relative of that individual’s spouse.

(c)           “Award” shall mean any Option, Restricted Stock Unit or Unrestricted Stock Bonus granted under this Plan.

(d)           “Award Agreement” shall mean any written agreement, contract or other instrument or document evidencing an Award granted under this Plan (including a document in an electronic medium) executed in accordance with the requirements of Section 10(b).

(e)           “Blackout Period” shall have the meaning ascribed to such term in Section 6(a)(ii).

(f)           “Board” shall mean the board of directors of the Company, in effect from time to time.

(g)           “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

(h)          “Committee” shall mean the Compensation, Nominating and Corporate Governance Committee of the Board or such other committee designated by the Board to administer this Plan, failing which shall mean the Board.

(i)            “Company” shall mean Glass House Brands Inc., a company incorporated under the Business Corporations Act (British Columbia), and any successor corporation.

(j)            “MPB AcquisitionCo” means MPB Acquisition Corp., a wholly-owned subsidiary of the Company, incorporated under the laws of Delaware.

(k)           “Director” shall mean a member of the Board.

(l)            “Dividend Equivalent” shall mean any right granted under Section 6(c) of this Plan.

(m)          “Effective Date” shall mean the date this Plan is adopted by the Board, as set forth in Section 2.

(n)           “Eligible Person” shall mean any employee, officer, Non-Employee Director, consultant (which, for greater certainty, shall include individuals who provide services pursuant to a management services agreement), independent contractor or advisor providing services to the Company or any Affiliate, or any such person to whom an offer of employment or engagement with the Company or any Affiliate is extended; provided that any consultant, independent contractor or advisor shall be a natural person providing bona fide services to the Company or any Affiliate and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities.

(o)          “Exchange” means the principal securities exchange on which the Company’s Shares are trading, being the Neo Exchange Inc. as at the date hereof.

(p)          “Exchange Policies” shall mean the rules and policies of the Exchange in effect from time to time.

(q)           “Exchangeable Shares” shall mean the exchangeable common stock of MPB AcquisitionCo that are exchangeable for Shares of the Company on a one-for-one basis.

(r)           “Fair Market Value” with respect to one Share as of any date shall mean: (i) if the Shares are listed on a stock exchange, the greater of: (A) the closing price of such Share on the Exchange (or such other stock exchange where the majority of the trading volume and value of the Shares occurs) on the previous trading day, and (B) the VWAP of such Share on the Exchange (or such other stock exchange where the majority of the trading volume and value of the Shares occurs) for the five trading days immediately preceding the relevant date; and (ii) if the Shares are not so listed on a stock exchange, the per share value of one Share, as determined by the Board, or any duly authorized Committee of the Board, in its sole discretion, by applying principles of valuation with respect thereto.

(s)           “Fully-Diluted Shares” shall mean the aggregate Shares and multiple voting shares of the Company issued and outstanding, including: (i) the Shares issuable on exchange of the Exchangeable Shares; and (ii) the Shares issuable on exchange of the Warrants (excluding in respect of the cashless exercise feature thereof and provided such Warrants are not determined to be “out of the money” by the Board as at the date of grant of the applicable Award(s); but shall exclude the Shares issuable pursuant to Awards granted hereunder and pursuant to any restricted Exchangeable Shares (or Shares issuable upon the exchange thereof) awarded by MPB AcquisitionCo.

(t)           “Incentive Stock Option” shall mean an option granted under Section 6(a) of this Plan that is intended to meet the requirements of Section 422 of the Code or any successor provision.

(u)           “Non-Employee Director” shall mean a Director who is not also an employee of the Company or any Affiliate.

(v)          “Non-Qualified Stock Option” shall mean an option granted under Section 6(a) of this Plan that is not intended to be an Incentive Stock Option.

(w)          “Option” shall mean an Incentive Stock Option or a Non-Qualified Stock Option, as applicable, to purchase shares of the Company.

(x)            Participant” shall mean an Eligible Person designated to be granted an Award under this Plan.

(y)           “Person” shall mean any individual or entity, including a corporation, partnership, limited or unlimited liability company, association, joint venture or trust.

(z)            “Plan” shall mean this Glass House Brands Inc. Equity Incentive Plan, as amended or amended and restated from time to time.

(aa)         “Related Entity” shall mean a person that controls or is controlled by the Company or that is controlled by the same person that controls the Company.

(bb)        “Related Person” shall mean (i) a director or executive officer of the Company or of a Related Entity of the Company, (ii) an Associate of a director or executive officer of Company or of a Related Entity of the Company, or (iii) a permitted assign of a director or executive officer of the Company or of a Related Entity of the Company.

(cc)        “Restricted Stock Unit” shall mean any unit granted under Section 6(b) of this Plan evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) at some future date, provided that in the case of Participants who are liable to taxation under the Tax Act in respect of amounts payable under this Plan, that such date shall not be later than December 31 of the third calendar year following the year services were performed in respect of the corresponding Restricted Stock Unit awarded.

(dd)        “Section 409A” shall mean Section 409A of the Code, or any successor provision, and applicable Treasury Regulations and other applicable guidance thereunder.

(ee)         “Securities Act” shall mean the U.S. Securities Act of 1933, as amended.

(ff)          “Security Based Compensation Arrangements” shall have the meaning ascribed to such term (or equivalent term) in the Exchange Policies.

(gg)        “Share” or “Shares” shall mean, collectively, the subordinate voting shares, restricted voting shares and/or limited voting shares of the Company (or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(b) of this Plan).

(hh)       “Specified Employee” shall mean a specified employee as defined in Section 409A(a)(2)(B) of the Code or applicable proposed or final regulations under Section 409A, determined in accordance with procedures established by the Company and applied uniformly with respect to all plans maintained by the Company that are subject to Section 409A.

(ii)           “Tax Act” shall mean the Income Tax Act (Canada), as amended from time to time, including regulations thereunder.

(jj)           “U.S. Award Holder” shall mean any holder of an Award who is a “U.S. person” (as defined in Rule 902(k) of Regulation S under the Securities Act) or who is holding or exercising Awards in the United States.

(kk)         “United States” shall mean the United States of America, its territories and possession, any State of the United States, and the District of Columbia.

(ll)           “Unrestricted Stock Bonus” shall mean an issue of Shares in consideration of past services, or an issue of Shares in exchange for cash consideration at the Fair Market Value thereof (with the cash consideration representing up to the after-withholding tax value of a cash bonus paid).

(mm)       “VWAP” shall mean the volume weighted average trading price of the Shares, calculated by dividing the total value by the total volume of securities traded for the relevant period.

(nn)        “Warrants” shall mean (i) the share purchase warrants of the Company, each of which entitle the holder thereof to purchase one Share at a price of $11.50, or (ii) the Series A Warrants of GH Group, Inc.

Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to “$” or “US$” are to United States dollars.

Section 3. Administration

(a)         Power and Authority of the Board. The Plan shall be administered by the Board, and the Board shall have the power to manage this Plan and may delegate such power at its discretion to any committee of the Company, including the Committee. All references hereinafter to the “Committee” shall mean the Committee, as delegated to by the Board, if applicable, failing which shall mean the Board. Subject to the express provisions of this Plan and to applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under this Plan; (iii) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement, including any terms relating to the forfeiture of any Award and the forfeiture, recapture or disgorgement of any cash, Shares or other amounts payable with respect to any Award; (v) amend the terms and conditions of any Award or Award Agreement, subject to the limitations under Section 7; (vi) accelerate the exercisability of any Award or the lapse of any restrictions relating to any Award, subject to the limitations in Section 7, (vii) determine whether, to what extent and under what circumstances Awards may be exercised in cash, Shares, other securities or other property (excluding promissory notes), or canceled, forfeited or suspended, subject to the limitations in Section 7; (viii) determine whether, to what extent and under what circumstances amounts payable with respect to an Award under this Plan shall be deferred either automatically or at the election of the holder thereof or the Committee, subject to the requirements of Section 409A; (ix) interpret and administer this Plan and any instrument or agreement, including an Award Agreement, relating to this Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of this Plan; (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Plan; and (xii) adopt such modifications, rules, procedures and subplans as may be necessary or desirable to comply with provisions of the laws of the jurisdictions in which the Company or an Affiliate may operate, including, without limitation, establishing any special rules for Affiliates, Eligible Persons or Participants located in any particular country, in order to meet the objectives of this Plan and to ensure the viability of the intended benefits of Awards granted to Participants located in non-United States jurisdictions. Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations and other decisions under or with respect to this Plan or any Award or Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award or Award Agreement, and any employee of the Company or any Affiliate.

(b)          Delegation. The Committee may delegate to one or more officers or Directors of the Company, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion, the authority to grant Awards; provided, however, that the Committee shall not delegate such authority in such a manner as would cause this Plan not to comply with applicable Exchange Policies or applicable law.

(c)          Power and Authority of the Committee. Notwithstanding anything to the contrary contained herein, (i) the Committee may, at any time and from time to time, without any further action of the Board, exercise the powers and duties of the Board under this Plan, unless the exercise of such powers and duties by the Committee would cause this Plan not to comply with the requirements of all applicable securities laws and Exchange Policies and (ii) only the Board (or a committee of the Board comprised of directors who qualify as independent directors within the meaning of the independence rules of any applicable stock exchange on which the Shares are then listed) may grant Awards to Directors who are not also employees of the Company or an Affiliate.

(d) Indemnification. To the full extent permitted by law, (i) no member of the Board, the Committee or any person to whom the Committee delegates authority under this Plan shall be liable for any action or determination taken or made in good faith with respect to this Plan or any Award made under this Plan, and (ii) the members of the Board, the Committee and each person to whom the Committee delegates authority under this Plan shall be entitled to indemnification by the Company with regard to such actions and determinations. The provisions of this paragraph shall be in addition to such other rights of indemnification as a member of the Board, the Committee or any other person may have by virtue of such person’s position with the Company.

Section 4. Shares Reserved for Awards

(a)	Shares Reserved.

(i)	Subject to Section 4(b), the securities that may be acquired by Participants under this Plan will consist of (A) authorized but unissued Shares; or (B) issued and outstanding Shares held by the Company for its own account to the extent permitted by applicable law.

(ii)	The Company will at all times during the term of this Plan ensure that it is authorized to issue such number of Shares as are sufficient to satisfy the requirements of this Plan.

(iii)	Subject to adjustment as provided in Section 4(b) of this Plan, the maximum aggregate number of Shares issuable under this Plan and under all other Security Based Compensation Arrangements shall not exceed 10% of the total number of Fully Diluted Shares issued and outstanding from time to time. This Plan is considered an “evergreen” plan, since (i) any Shares subject to an Award which has been exercised or settled in cash by a Participant or for any reason is cancelled or terminated without having been exercised or settled in Shares will again be available for grants under this Plan, and (ii) the number of Awards available to grant will increase as the number of issued and outstanding Shares increases from time to time.

(iv)	For the purposes of Section 4(a)(iii), in the event that the Company cancels or purchases to cancel any of its issued and outstanding Shares (“Cancellation”) and as a result of such Cancellation, the Company exceeds the limit set out in Section 4(a)(iii), no approval of the Company’s shareholders will be required for the issuance of Shares on the exercise or settlement of any Awards which were granted prior to such Cancellation.

(v)	For greater certainty, Awards that do not entitle the holder thereof to receive or purchase Shares shall not be counted against the aggregate number of Shares available for Awards under this Plan.

(vi)	Shares issued under Awards granted in substitution for awards previously granted by an entity that is acquired by or merged with the Company or an Affiliate shall not be counted against the aggregate number of Shares available for Awards under this Plan.

(b)          Adjustments. In the event that any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, forward stock split, reverse stock split, reorganization, plan of arrangement, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or other similar corporate transaction or event which affects the Shares, or unusual or nonrecurring events affecting the Company or the financial statements of the Company, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or stock exchange or inter-dealer quotation, accounting principles or law, such that an adjustment is considered by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, then the Committee may, in such manner as it may deem equitable, subject to any required regulatory or Exchange approvals, adjust any or all of (i) the number and kind of Shares (or other securities or other property) that thereafter may be made the subject of Awards, (ii) the number and kind of Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase price or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and/or (iv) any share limit set forth in this Plan; provided, however, that the number of Shares covered by any Award or to which such Award relates shall always be a whole number. Such adjustment shall be made by the Committee or the Board, whose determination in that respect shall be final, binding and conclusive.

(c)	Additional Award Limitations.

(i)	From and after the Effective Date and subject to Section 4(b), to the extent that section 2.25 of National Instrument 45-106 – Prospectus Exemptions applies to an Award or to the issuance of Shares pursuant thereto: (X) after a grant, the number of Shares, calculated on a fully-diluted basis, reserved for issuance under Options granted to (A) any one Related Person shall not exceed 5% of the total number of Shares that are outstanding at the time of the grant, or (B) Related Persons shall not exceed 10% of the total number of Shares that are outstanding at the time of the grant; and (Y) after a grant, the number of Shares, calculated on a fully-diluted basis, issued within any 12 months to (A) any one Related Person and the Associates of such Related Person shall not exceed 5% of the total number of Shares that are outstanding at the time of the grant, or (B) Related Persons shall not exceed 10% of the total number of Shares that are outstanding at the time of the grant.

(ii)	The maximum number of Shares that may be issued under this Plan to the Company’s Non-Employee Directors, as a whole, or the number of securities that may be issuable on exercise of the Awards granted to the Company’s Non-Employee Directors, as a whole, as compensation within any one-year period, shall not exceed 1% of the total number of Fully-Diluted Shares, in aggregate, at the time of grant, subject to adjustment pursuant to Section 4(b). The Board shall not (i) grant Options to any one Non-Employee Director in which the aggregate Fair Market Value of the Shares underlying such Options during any calendar year (and including any awards under any equity compensation program of MPB AcquisitionCo or its Affiliates) shall exceed $100,000, or (ii) grant Awards in which the aggregate Fair Market Value of the Shares in respect to which the Awards are exercisable by such Non-Employee Director during any calendar year (and including any awards under any equity compensation program of MPB AcquisitionCo or its Affiliates) shall exceed $150,000, and in each case of (i) and (ii), measured as at the date of grant.

(d)          Restricted Exchangeable Shares. If, during the term of this Plan, MPB AcquisitionCo grants awards of restricted Exchangeable Shares to Persons who are Eligible Persons under this Plan, any restricted Exchangeable Shares awarded by MPB AcquisitionCo will reduce the number of Shares that may be awarded under this Plan on a one-for-one basis. If any restricted Exchangeable Shares awarded by MPB AcquisitionCo are forfeited, cancelled, or are used or withheld to satisfy tax withholding obligations of an award recipient thereunder, any such restricted Exchangeable Shares that are forfeited, cancelled, used or withheld will thereafter not be treated as reducing the number of Shares that are available for Awards under this Plan.

(e)          Financial Assistance. The Company or any Affiliate or Related Entity may provide financial assistance to, or enter into support agreements with, Participants in connection with grants under this Plan, including without limitation, full, partial or non-recourse loans (to the extent permitted by applicable laws), provided approval of the disinterested members of the Board is obtained.

Section 5.     Eligibility

Any Eligible Person shall be eligible to be designated as a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company and/or such other factors as the Committee, in its discretion, shall deem relevant. Notwithstanding the foregoing,

(i)	an Incentive Stock Option may only be awarded to an employee of the Company or any “Parent Corporation” or “Subsidiary Corporation” of the Company (in each case, within the meaning of Section 424 of the Code); and

(ii)	in the case of an Eligible Person who is subject to United States income tax, a Non-Qualified Stock Option may only be awarded to such Eligible Person to the extent the Eligible Person performs direct services to (A) the Company or any corporation (other than the Company), in an unbroken chain of corporations beginning with the Company, in which each of the corporations other than the last corporation in the unbroken chain owns, directly or indirectly, stock representing at least 50% of the voting power of all classes of stock entitled to vote or at least 50% of the value of all classes of stock in one of the other corporations in such chain, or (B) to an entity that otherwise qualifies as an eligible issuer of service recipient stock pursuant to United States Treasury Regulation Section 1.409A-1(b)(5)(iii)(E)(1).

Receipt of Awards by a Participant is subject to the grant being voluntary within the meaning of section 2.23(2) of National Instrument 45-106 – Prospectus Exemptions, to the extent applicable.

Section 6.     Awards

(a)          Options. The Committee is hereby authorized to grant Options to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of this Plan, as the Committee shall determine:

(i)	Exercise Price. The purchase price per Share purchasable under an Option shall be determined by the Committee and shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option; provided, however, that, to the extent permitted under Section 409A and Section 424 of the Code, as applicable, the Committee may designate a purchase price below Fair Market Value on the date of grant if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Company or an Affiliate.

(ii)	Option Term. The term of each Option shall be fixed by the Committee at the date of grant but shall not be longer than ten (10) years from the date of grant. Notwithstanding the foregoing, in the event that the expiry date of an Option falls within a trading blackout period imposed by the Company (a “Blackout Period”), and neither the Company nor the individual in possession of the Options is subject to a cease trade order in respect of the Company’s securities, then the expiry date of such Option shall be automatically extended to the 10th business day following the end of the Blackout Period, provided that the extension contemplated by this paragraph (ii) shall not apply to Incentive Stock Options.

(iii)	Time and Method of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part and the method or methods by which, and the form or forms, including, subject to applicable law, but not limited to, cash, cheque, or surrender of other securities or other property, or any combination thereof, having a Fair Market Value on the exercise date equal to the applicable exercise price, in which payment of the exercise price with respect thereto may be made or deemed to have been made.

(A)	Promissory Notes. Notwithstanding the foregoing, the Committee may not permit payment of the exercise price, either in whole or in part, with a promissory note.

(B)	Net Exercises. The Committee may, in its discretion, permit an Option to be exercised by delivering to the Participant a number of Shares having an aggregate Fair Market Value (determined as of the date of exercise) equal to the excess, if positive, of the Fair Market Value of the Shares underlying the Option being exercised on the date of exercise, over the exercise price of the Option for such Shares.

(iv)	Options Subject to Targets. Options may be made subject to the achievement by the Company of specified performance targets, such that such Options will only be exercisable if such targets are met.

(v)	Incentive Stock Options. Unless an Award Agreement specifies that an Option is intended to be an Incentive Stock Option, the Option will be a Non-Qualified Stock Option. The Company makes no assurances that an Option that it designates as an Incentive Stock Option will meet all requirements for qualification under Section 422 of the Code, and neither the Company, nor its officers, directors or employees, shall have any liability to the Participant if the Option does not qualify as an Incentive Stock Option under Section 422 of the Code. If an Award Agreement specifies that an Option is intended to be an Incentive Stock Option, the following additional provisions shall apply:

(A)	To the extent that the aggregate Fair Market Value (determined at the time of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Non-Qualified Stock Options, notwithstanding any contrary provision of the applicable Award Agreement(s).

(B)	Subject to adjustment pursuant to Section 4(b) and the overall plan limitation under Section 4(a), the maximum number of shares that may be issued pursuant to Incentive Stock Options shall not exceed 17,400,000 Shares, or such other number of Shares as may be determined by the Board prior to the shareholders’ meeting of the Company in respect of the Company’s qualifying transaction.

(C)	The Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns (within the meaning of Sections 422 and 424 of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any “Parent Corporation” or “Subsidiary Corporation” of the Company (in each case, within the meaning of Section 424 of the Code), shall not be exercisable after the expiration of five (5) years from the date such Incentive Stock Option is granted.

(D)	The purchase price per Share for an Incentive Stock Option shall be not less than 100% of the Fair Market Value of a Share on the date of grant of the Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a Participant who, at the time such Option is granted, owns (within the meaning of Section 422 and 424 of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any “Parent Corporation” or “Subsidiary Corporation” of the Company (in each case, within the meaning of Section 424 of the Code), the purchase price per Share purchasable under an Incentive Stock Option shall be not less than 110% of the Fair Market Value of a Share on the date of grant of the Incentive Stock Option.

(E)	An Incentive Stock Option will not be transferable by a Participant other than by will or the laws of descent and distribution and, during the Participant’s lifetime, may only be exercised by the Participant.

(F)	Any Incentive Stock Option authorized under this Plan shall contain such other provisions as the Committee shall deem advisable, but shall in all events be consistent with and contain all provisions required in order to qualify the Option as an Incentive Stock Option.

(G)	No Incentive Stock Option may be granted more than ten (10) years after the earlier of (i) the date this Plan is adopted by the Board, and (ii) the date on which this Plan is approved by shareholders of the Company.

(H)	In order to retain status as an Incentive Stock Option, an Incentive Stock Option must be exercised within three (3) months following the date the optionee ceases to be an employee, except in the case of death or Disability as defined under Section 22(e) of the Code. Any Incentive Stock Option that is not exercised within the time periods required under Section 422 of the Code, will automatically be deemed to be a Non-Qualified Stock Option (to the extent it would otherwise remain exercisable according to its terms).

(I)	In the event this Plan is not approved by the shareholders of the Company in accordance with the requirements of Section 422 of the Code within twelve (12) months before or after this Plan is adopted by the Board, any Incentive Stock Option granted under this Plan automatically will be deemed to be a Non-Qualified Stock Option.

(b)          Restricted Stock Units. The Committee is hereby authorized to grant an Award of Restricted Stock Units to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of this Plan as the Committee shall determine:

(i)	Restrictions. Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to receive any dividend, Dividend Equivalents, or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Committee may deem appropriate. Notwithstanding the foregoing, rights to dividend or Dividend Equivalent payments shall be subject to the limitations described in Section 6(c).

(ii)	Issuance and Delivery of Shares. In the case of Restricted Stock Units, no Shares shall be issued at the time such Awards are granted. Upon the lapse or waiver of restrictions and the restricted period relating to Restricted Stock Units evidencing the right to receive Shares, one Share for each such Share covered by the Restricted Stock Unit shall be issued and delivered to the holder of the Restricted Stock Units; provided, that the Committee may elect to pay cash, or part cash and part Shares in lieu of delivering only Shares.

(iii)	Acceleration of Vesting. The Committee may, in its discretion, accelerate the vesting, all or in part, of the Restricted Stock Units.

(iv)	Forfeiture. Except as otherwise determined by the Committee or as provided in an Award Agreement, upon a Participant’s termination of employment or service or resignation or removal as a Director (in either case, as determined under criteria established by the Committee) during the applicable restriction period, all Restricted Stock Units held by such Participant that, at such time, remain subject to restrictions, shall be forfeited and re-acquired by the Company for cancellation at no cost to the Company; provided, however, that the Committee may waive in whole or in part any or all remaining restrictions with respect to Restricted Stock Units.

(v)	Performance Targets. Restricted Stock Units may be made subject to the achievement by the Company of specified performance targets established by the Board or after a period of continued service with the Company or its Affiliates or any combination of the above, as set forth in the applicable Award Agreement, such that such Restricted Stock Units will only become vested if such targets or periods are met (or waived at the discretion of the Committee).

(c)           Dividend Equivalents. The Committee is hereby authorized to grant Dividend Equivalents to Eligible Persons under which the Participant shall be entitled to receive payments (in cash, Shares, other securities or other property, as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by the Company to holders of Shares with respect to a number of Shares determined by the Committee. Subject to the terms of this Plan and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Committee shall determine. Notwithstanding the foregoing, (i) the Committee may not grant Dividend Equivalents to Eligible Persons in connection with grants of Options or other Awards the value of which is based solely on an increase in the value of the Shares after the date of grant of such Award, and (ii) dividend and Dividend Equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed.

(d)          Unrestricted Stock Bonuses. The Committee is hereby authorized to grant an Award of Unrestricted Stock Bonuses to Eligible Persons under which the Participant shall be entitled to receive fully paid and non-assessable Shares as consideration for services rendered to the Company or an Affiliate in the prior calendar year, or may purchase fully paid and non-assessable Shares for cash consideration at the Fair Market Value thereof (with the cash consideration representing up to the after-withholding tax value of a cash bonus paid). Subject to the terms of this Plan and any applicable Award Agreement, such Unrestricted Stock Bonuses may have such terms and conditions as the Committee shall determine.

(e)	General

(i)	Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as may be determined by the Committee or required by applicable law or the Exchange Policies.

(ii)	Limits on Transfer of Awards. Except as otherwise provided by the Committee in its discretion and subject to such additional terms and conditions as it determines, no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution, and no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate. Where the Committee does permit the transfer of an Award other than a fully vested and unrestricted Share, such permitted transfer shall be for no value and in accordance with all applicable law and Exchange Policies. The Committee may also establish procedures as it deems appropriate for a Participant to designate a person or persons, as beneficiary or beneficiaries, to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant’s death.

(iii)	Restrictions; Exchange Listing. All Shares or other securities delivered under this Plan pursuant to any Award or the exercise thereof shall be subject to such restrictions as the Committee may deem advisable under this Plan, applicable laws and Exchange Policies, and the Committee may cause appropriate entries to be made with respect to, or legends to be placed on the certificates or direct registration statements or electronic positions, as applicable, for, such Shares or other securities to reflect such restrictions. The Company shall not be required to deliver any Shares or other securities covered by an Award unless and until the requirements of any securities or other laws, rules or regulations (including the Exchange Policies) as may be determined by the Company to be applicable are satisfied.

(iv)	Prohibition on Option Repricing. Except as provided in Section 4(b) hereof, the Committee may not, without prior approval of the Company’s shareholders and applicable stock exchange approval, seek to effect any repricing of any previously granted, “out-of-the money” Option by: (i) amending or modifying the terms of the Option to lower the exercise price; (ii) canceling the out-of-the money Option and granting either (A) replacement Options having a lower exercise price; or (B) Restricted Stock Units in exchange; or (iii) cancelling or repurchasing the out-of-the money Option for cash or other securities. An Option will be deemed to be “out-of-the money” at any time when the Fair Market Value of the Shares covered by such Award is less than the exercise price of the Award.

(v)	Section 409A Provisions. Notwithstanding anything in this Plan or any Award Agreement to the contrary, to the extent that any amount or benefit that constitutes “deferred compensation” to a Participant under Section 409A and applicable guidance thereunder (“Deferred Compensation”) is otherwise payable or distributable to a Participant under this Plan or any Award Agreement solely by reason of the occurrence of a change in control or due to the Participant’s disability or “separation from service” (as such term is defined under Section 409A), such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless the Committee determines in good faith that (i) the circumstances giving rise to such change in control event, disability or separation from service meet the definition of a change in control event, disability, or separation from service, as the case may be, in Section 409A(a)(2)(A) of the Code and applicable proposed or final regulations, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise. Any payment or distribution that is Deferred Compensation that otherwise would be made to a Participant who is a Specified Employee (as determined by the Committee in good faith) on account of separation from service may not be made before the date which is six months after the date of the Specified Employee’s separation from service (or if earlier, upon the Specified Employee’s death) unless the payment or distribution is exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise.

(vi)	Acceleration of Vesting. Upon a change of control event (as described in Section 7(b)), all securities (namely the Shares or Options) granted pursuant to this Plan shall immediately vest.

Section 7.     Amendment and Termination; Corrections

(a)          Amendments to this Plan and Awards. The Board may from time to time amend, suspend, discontinue or terminate this Plan, and the Committee may amend the terms of any previously granted Award at any time, provided that, except as contemplated herein (i) no amendment, alteration, suspension, discontinuation or termination may (except as expressly provided in this Plan) materially and adversely alter or impair the terms or conditions of the Award previously granted to a Participant under this Plan without the written consent of the Participant or holder thereof; and (ii) any amendment, alteration, suspension, discontinuation or termination is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange, including receipt of any required approval from the governmental entity or stock exchange, and any such amendment, alteration, suspension, discontinuation or termination of an Award shall be in compliance with the Exchange Policies. For greater certainty and notwithstanding the foregoing, the Board may amend, suspend, terminate or discontinue this Plan, and the Committee may amend or alter any previously granted Award, as applicable, without obtaining the approval of shareholders of the Company, in order to:

(i)	amend the eligibility for, and limitations or conditions imposed upon, participation in this Plan, except that any amendment to this Plan to change the class or classes of Persons eligible to be awarded Incentive Stock Options will be submitted for shareholder approval to the extent required by Code Section 422;

(ii)	amend any terms relating to the granting or exercise of Awards, including but not limited to terms relating to the amount and payment of the exercise price, or the vesting, expiry, assignment or adjustment of Awards, or otherwise waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively;

(iii)	make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or the Exchange, including the Exchange Policies (including amendments to Awards necessary or desirable to avoid any adverse tax results under Section 409A), and no action taken to comply shall be deemed to impair or otherwise adversely alter or impair the rights of any holder of an Award or beneficiary thereof; or

(iv)	amend any terms relating to the administration of this Plan, including the terms of any administrative guidelines or other rules related to this Plan.

Notwithstanding the foregoing and for greater certainty, prior approval of the shareholders of the Company shall be required for any amendment to this Plan or an Award that would require shareholder approval under the rules or regulations of the Exchange that is applicable to the Company or which would:

(i)	increase the shares authorized under this Plan as specified in Section 4 and Section 6(a)(v)(B) of this Plan;

(ii)	remove or exceed the limits set out in a Security Based Compensation Arrangement on Awards available to any of (a) a “related party” (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) of the Company, (b) a promoter of the Company, or, where the promoter is not an individual, an officer, director or control person of the promoter, and (c) such other Person as may be designated from time to time by the Exchange, in respect of the Company;

(iii)	permit a re-pricing of an Award benefiting any of (a) a “related party” (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) of the Company, (b) a promoter of the Company, or, where the promoter is not an individual, an officer, director or control person of the promoter, and (c) such other Person as may be designated from time to time by the Exchange;

(iv)	permit an extension of the term of an Award where the exercise price is lower than the prevailing market price, except pursuant to Section 6(a)(ii);

(v)	permit the award of Options at a price less than 100% of the Fair Market Value of a Share on the date of grant of such Option, contrary to the provisions of Section 6(a)(i) of this Plan;

(vi)	permit Options to be transferable other than as provided in Section 6(e)(ii);

(vii)	amend this Section 7(a); or

(viii)	increase the maximum term permitted for Options, as specified in Section 6(a), other than under Section 6(a)(ii), or extend the terms of any Options beyond their original expiry date.

(b)          Corporate Transactions. In the event of any reorganization, merger, amalgamation, consolidation, split-up, spin-off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of Shares or other securities of the Company or any other similar corporate transaction or event involving the change of control of the Company (or if the Company shall enter into a written agreement to undergo such a transaction or event), the Committee or the Board may, in its sole discretion, provide for any of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, provided that the consummation of the event subsequently occurs), and no action taken under this Section 7(b) shall be deemed to impair or otherwise adversely alter the rights of any holder of an Award or beneficiary thereof:

(i)	either (A) termination of the Award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the Participant’s vested rights (and, for the avoidance of doubt, if, as of the date of the occurrence of the transaction or event described in this Section 7(b)(i) (A) the Committee or the Board determines in good faith that no amount would have been attained upon the exercise of the Award or realization of the Participant’s rights, then the Award may be terminated by the Company without any payment), or (B) the replacement of the Award with other rights or property selected by the Committee or the Board, in its sole discretion;

(ii)	that the Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares or property and prices;

(iii)	that, subject to Section 6(e)(v), the Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the applicable Award Agreement; or

(iv)	that the Award cannot vest, be exercised or become payable after a certain date in the future, which may be the effective date of the event.

For greater certainty, a change of control event shall not include: (i) the conversion of multiple voting shares of the Company into Shares, (ii) the exchange of the Exchangeable Shares or other exchangeable shares of a subsidiary of the Company into Shares, or (iii) the exchange or conversion of other securities that are exchangeable or convertible, as applicable, into Shares or multiple voting shares of the Company.

(c)          Correction of Defects, Omissions and Inconsistencies. The Committee may, without prior approval of the shareholders of the Company, correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any Award or Award Agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of this Plan.

Section 8.      Income Tax Withholding

In order to comply with all applicable federal, state, provincial, local and/or foreign income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal, state, provincial, local or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant. Without limiting the foregoing, in order to assist a Participant in paying all or a portion of the applicable taxes to be withheld or collected upon exercise or receipt of (or the lapse of restrictions relating to) an Award, the Committee, in its discretion and subject to such additional terms and conditions as it may adopt, may permit the Participant to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes (subject to any applicable limitations to avoid adverse accounting treatment), or (b) delivering to the Company Shares other than Shares issuable upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

Section 9.      Securities Laws

If the Awards and the securities which may be acquired pursuant to the exercise of the Awards have not been registered under the Securities Act or under any securities law of any state of the United States, the Awards may not be exercised in the United States unless an exemption from the registration requirements of the Securities Act is available. Any Awards or Shares issued to a Participant in the United States that have not be registered under the Securities Act will be deemed “restricted securities” (as such term is defined in Rule 144(a)(3) under the Securities Act) and shall be certificated and affixed with an applicable restrictive legend as set forth in the Award Agreement. The Awards may not be offered or sold, directly or indirectly, in the United States except pursuant to registration under the Securities Act and the securities laws of all applicable states or available exemptions therefrom. Each U.S. Award Holder or anyone who becomes a U.S. Award Holder, who is granted an Award in the United States, who is a resident of the United States or who is otherwise subject to the Securities Act or the securities laws of any state of the United States will be required to complete an Award Agreement which sets out the applicable United States restrictions.

Section 10.   General Provisions

(a)          No Rights to Awards. No Eligible Person, Participant or other Person shall have any claim to be granted any Award under this Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under this Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

(b)          Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been signed by the Participant (if requested by the Company), or until such Award Agreement is delivered and accepted through an electronic medium in accordance with procedures established and accepted by the Company. An Award Agreement need not be signed by a representative of the Company unless required by the Committee. Each Award Agreement shall be subject to the applicable terms and conditions of this Plan and any other terms and conditions (not inconsistent with this Plan) determined by the Committee.

(c)          Availability of Information. At least annually, copies of the Company’s balance sheet and income statement for the just completed fiscal year shall be made available (including by way of filing on SEDAR), to each Participant and purchaser of Shares upon the exercise of an Award upon written request; provided, however, that this requirement shall not apply if all offers and sales of securities pursuant to this Plan comply with all applicable conditions of Rule 701 under the Securities Act; provided that for purposes of determining such compliance, any registered domestic partner shall be considered a “family member” as that term is defined in Rule 701 of the Securities Act. The Company shall not be required to make such information available to key persons whose duties in connection with the Company assure them access to equivalent information.

(d)          Plan Provisions Control. In the event that any provision of an Award Agreement conflicts with or is inconsistent in any respect with the terms of this Plan as set forth herein or subsequently amended, the terms of this Plan shall control.

(e)          No Rights of Shareholders. Except with respect to Shares issued under Awards (and subject to such conditions as the Committee may impose on such Awards pursuant to Section 6(b)(i) or Section 6(c)), neither a Participant nor the Participant’s legal representative shall be, or have any of the rights and privileges of, a shareholder of the Company with respect to any Shares issuable upon the exercise or payment of any Award, in whole or in part, unless and until such Shares have been issued.

(f)           No Limit on Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation plans or arrangements, and such plans or arrangements may be either generally applicable or applicable only in specific cases.

(g)          No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee of the Company or any Affiliate, nor will it affect in any way the right of the Company or an Affiliate to terminate a Participant’s employment at any time, with or without cause, in accordance with applicable law. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment free from any liability or any claim under this Plan or any Award, unless otherwise expressly provided in this Plan or in any Award Agreement. Nothing in this Plan shall confer on any person any legal or equitable right against the Company or any Affiliate, directly or indirectly, or give rise to any cause of action at law or in equity against the Company or an Affiliate. Under no circumstances shall any person ceasing to be an employee of the Company or any Affiliate be entitled to any compensation for any loss of any right or benefit under this Plan which such employee might otherwise have enjoyed but for termination of employment, whether such compensation is claimed by way of damages for wrongful or unfair dismissal, breach of contract or otherwise. By participating in this Plan, each Participant shall be deemed to have accepted all the conditions of this Plan and the terms and conditions of any rules and regulations adopted by the Committee and shall be fully bound thereby.

(h)          Governing Law. The Plan, including the validity, construction and effect of this Plan or any Award, and any rules and regulations relating to this Plan or any Award, shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, but references to such laws shall not, by conflict of laws, rules or otherwise require application of the law of any jurisdiction other than the Province of British Columbia and the parties hereby further irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia in respect of any matter arising hereunder.

(i)           Severability. If any provision of this Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify this Plan or any Award under any law or the Exchange Rules deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws or the Exchange Rules, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of this Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of this Plan or any such Award shall remain in full force and effect.

(j)           No Trust or Fund Created. Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(k)          Other Benefits. No compensation or benefit awarded to or realized by any Participant under this Plan shall be included for the purpose of computing such Participant’s compensation or benefits under any pension, retirement, savings, profit sharing, group insurance, disability, severance, termination pay, welfare or other benefit plan of the Company, unless required by law or otherwise provided by such other plan.

(l)           No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to this Plan or any Award, and the Committee shall determine whether cash shall be paid in lieu of any fractional Share or whether such fractional Share or any rights thereto shall be canceled, terminated or otherwise eliminated.

(m)         Headings. Headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

Section 11. Clawback or Recoupment

All Awards under this Plan shall be subject to recovery or other penalties pursuant to (i) any Company clawback policy, as may be adopted or amended from time to time, or (ii) any applicable law, rule or regulation or applicable Exchange Policies.

Section 12. Effective Date of the Plan

The Plan was adopted by the Board on June 29th, 2021, and approved by the shareholders of the Company on June 2nd, 2021. The Effective Date of the Plan is June 29th, 2021.

Section 13. Term of this Plan

No Award shall be granted under this Plan, and this Plan shall terminate, on the tenth (10th) anniversary of the date this Plan is approved by the shareholders of the Company, or any earlier date of discontinuation or termination established pursuant to Section 7(a) of this Plan. Notwithstanding the foregoing, an Award may only be awarded within ten (10) years from the date this Plan is adopted by the Board or, if earlier, the date this Plan is approved by the shareholders of the Company. Unless otherwise expressly provided in this Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such dates, and the authority of the Committee provided for hereunder with respect to this Plan and any Awards, and the authority of the Board to amend this Plan, shall extend beyond the termination of this Plan. Regardless of whether this Plan is approved by the shareholders of the Company every three (3) years or when otherwise required under the Exchange Rules, after the initial approval of this Plan by the shareholders of the Company, all previously granted Awards shall remain valid.

GLASS HOUSE BRANDS INC.

3645 Long Beach Boulevard

Long Beach, California 90807, USA E: investors@glasshousegroup.com

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Glass House Brands Inc. is traded on the US OTC Markets under the symbols "GLASF" for shares and "GHBWF" for warrants and on Cboe Canada in Canada under the symbols "GLAS.A.U" for shares and "GLAS.WT.U" for warrants.